U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. ~~4~~5 TO THE APPLICATION FOR AN ORDER UNDER
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d–1 UNDER THE INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d–1 UNDER THE INVESTMENT COMPANY ACT OF 1940

SILVER POINT SPECIALTY CREDIT FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC, SILVER POINT CAPITAL FUND, L.P., SILVER POINT CAPITAL OFFSHORE FUND, LTD., SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P., SILVER POINT CAPITAL, L.P., SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS MASTER FUND (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITIES MANAGEMENT, LLC , SILVER POINT SELECT OPPORTUNITIES FUND A, L.P., SILVER POINT SPECIALTY CREDIT FUND II, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) B, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) C, L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND II MANAGEMENT, LLC

Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
(203) 542-4200

All Communications, Notices and Orders to:

Steven Weiser
Silver Point Capital, L.P.
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
(203) 542-4200

Copies to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
~~Four Times Square~~One Manhattan West
New York, New York ~~10036~~10001
(212) 735-3406

~~December 17~~July 28, ~~2018~~2021

I.

INTRODUCTION

A.   Requested Relief

Silver Point Specialty Credit Fund, L.P. and its related entities, identified in Section I.B. below, hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***Commission***") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "***Act***")[1] and Rule 17d-1 thereunder[2] authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the Act.

In particular, the relief requested in this amended application (the "***Application***") would allow one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions (defined below) set forth in this Application.

B.   Applicants Seeking Relief

Silver Point Specialty Credit Fund, L.P. (the "***Company***"), a closed-end Delaware limited partnership that intends to elect to be regulated as a BDC (defined below) under the Act following the Conversion (defined below), on behalf of itself and its successors;

Silver Point Specialty Credit Fund Management, LLC ("***Management***"), the Company's investment adviser, on behalf of itself and its successors;[3]

the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act (the "***Existing Affiliated Funds***");

Silver Point Capital, L.P. ("***SPC***"), which is registered as an investment adviser under the Investment Advisers Act of 1940 (the "***Advisers Act***"), on behalf of itself and its successors; and

Silver Point Specialty Credit Fund II Management, LLC ("***Specialty Credit II Management***"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors; and

Silver Point Distressed Opportunities Management, LLC ("***Distressed Opportunities Management***"; together with the Company, Management, the Existing Affiliated Funds, SPC and Specialty Credit II Management, the "***Applicants***"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors.

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[1]   Unless otherwise indicated, all section references herein are to the Act.

[2]   Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]   The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

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C.   Defined Terms

"*Adviser*" means ~~Management, SPC and Distressed Opportunities Management~~any Existing Advisers, together with any future investment adviser that (~~(~~intends to participate in the Co-Investment Program (as defined below) and (i) controls, is controlled by or is under common control with ~~Management or SPC~~an Existing Adviser, (ii) (a) is registered as an investment adviser under the Advisers Act, or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with an Existing Adviser and (iii) is not a Regulated Fund ~~(defined below)~~ or a subsidiary of a Regulated Fund.

"*Advisers to Affiliated Funds*" means SPC, Specialty Credit II Management, Distressed Opportunities Management and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

"*Advisers to Regulated Funds*" means Management and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.

"*Affiliated Fund*" means any Existing Affiliated Fund or any entity (i) whose investment adviser is an Adviser, (ii) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, (iii) that is not a BDC Downstream Fund and (iv) that intends to participate in the program of co-investments described in the Application. No Existing Affiliated Fund is a BDC Downstream Fund.

"*BDC*" means a business development company under the Act.[4]

"*BDC Downstream Fund*" means, with respect to the Company or any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the program of co-investment described in the Application.

"*Board*" means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the applicable Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

"*Board-Established Criteria*" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund's Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund's Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest expense, income tax expense, depreciation and amortization, or "EBITDA," of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a

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[4]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though ~~the~~ Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

"***Close Affiliate***" means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

"***Co-Investment Program***" means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;[5] and (b) making Follow-On Investments (as defined below).

"***Co-Investment Transaction***" means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

"***Disposition***" means the sale, exchange or other disposition of an interest in a security of an issuer.

"***Eligible Directors***" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

"***Existing Advisers***" means Management, SPC, Specialty Credit II Management and Distressed Opportunities Management.

"***Follow-On Investment***" means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

"***Future ~~Regulated~~Affiliated Fund***" means ~~a closed-end management investment company (i) that is registered under the Act or has elected to be regulated as a BDC and (ii~~any entity (a) whose investment adviser (and sub-adviser(s), if any) is an Adviser~~.~~, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, (c) that intends to participate in the Co-Investment Program and (d) that is not a BDC Downstream Fund.

"***Future Regulated Fund***" means any closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and sub-adviser(s), if any) is an Adviser and (c) that intends to participate in the Co-Investment Program.

"***Independent Director***" means a member of the Board of any relevant entity who is not an "interested person" as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated

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[5]   The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the "***Securities Act***").

Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

"***Independent Party***" means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

"***JT No-Action Letters***" means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

"***Objectives and Strategies***" means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act ~~of 1933 (the "Securities Act")~~ or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders and (ii) with respect to a BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

"***Potential Co-Investment Transaction***" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

"***Pre-Boarding Investments***" are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that~~:~~

    ~~(i)~~ were acquired prior to participating in any Co-Investment Transaction~~;~~:

    ~~(iii)~~ ~~were acquired~~ in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; ~~and~~

    ~~(iii)~~ ~~were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y)~~ (ii) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund~~,~~; or

    (iii) in transactions that occurred prior to the Company being regulated as a BDC.

"***Regulated Funds***" means the Company, any Future Regulated Funds and any BDC Downstream Funds.

"***Related Party***" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

"***Remote Affiliate***" means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

"***Required Majority***" means a required majority, as defined in Section 57(o) of the Act.[56]

"***Tradable Security***" means a security that meets the following criteria at the time of Disposition:

> (i) it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

> (ii) it is not subject to restrictive agreements with the issuer or other security holders; and

> (iii) it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

"***Wholly-Owned Investment Sub***" means an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of a SBIC Subsidiary (defined below), maintain a license under the SBA Act (defined below) and issue debentures guaranteed by the SBA (defined below)); (iii) with respect to which such Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the Conditions to this application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act. The term "***SBIC Subsidiary***" means an entity that is licensed by the Small Business Administration (the "***SBA***") to operate under the Small Business Investment Act of 1958, as amended, (the "***SBA Act***") as a small business investment company (an "***SBIC***"). An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition.

II.   APPLICANTS

A.   Silver Point Specialty Credit Fund, L.P.

The Company was organized on July 31, 2014 as a closed-end Delaware limited liability company under the name SPCP Group VII, LLC. The Company changed its name to Silver Point Specialty Credit Fund, L.P. and converted to a Delaware limited partnership on April 1, 2015 and commenced its investment activities in July 2015. As of December 31, ~~2017~~2020, the Company had approximately $~~629.8~~803.8 million in total assets and $~~299.9~~336.3 million in total liabilities. The Company intends to (i) convert to a ~~Delaware~~Maryland corporation, (ii) change its name in connection with the Conversion, (iii) file an election to be regulated as a BDC, and (iv) file an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as

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[56] In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

amended, and intends to continue to make such election in the future (collectively, the "**Conversion**"). The Company's principal place of business is Two Greenwich Plaza, Greenwich, CT 06830.

The Company hereby represents that it will elect to be regulated as a BDC following the Conversion. Prior to the Conversion and election to be regulated as a BDC, the Company will operate as a private investment company and will rely on the exemption from the definition of an investment company available under Section 3(c)(7) of the Act. After the Conversion, the Company will be a non-diversified, management investment company, and will have a Board of Directors comprised of a majority of Independent Directors.

The Company's investment objective is to achieve attractive risk-adjusted returns primarily by originating loans to small and middle market companies domiciled in the United States and investing in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets. The Company generally refers to "middle market" companies as those with EBITDA between $10 million and $~~100~~150 million annually. However, the Company may from time to time invest in larger or smaller companies.

Investment decisions are currently made by Management, investment adviser to the Company. In connection with the Conversion, the Company intends to have a Board, a majority of which will be Independent Directors. The Company's business affairs will be managed under the direction of the Board. U.S. Bancorp Fund Services, LLC ~~(the "*Administrator*"),~~currently serves as the Company's administrator pursuant to an administration agreement. Following the Conversion, Management will serve as the Company's administrator.

B.   Silver Point Specialty Credit Fund Management, LLC

Management, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to the Company pursuant to an Investment Advisory Agreement by and between Management and the Company, dated as of July 1, 2015 (the "**Investment Advisory Agreement**"). Prior to the Conversion, Management will remain a "relying adviser" under the Advisers Act through a single registration with SPC. Effective upon the Conversion, Management will switch to being registered as an investment adviser under the Advisers Act through its own standalone registration.

Subject to the overall supervision of the Board, ~~the Adviser~~Management will manage the day-to-day operations of, and provide investment advisory and management services to, the Company. Under the terms of the ~~current~~ Investment Advisory Agreement, Management will: (i) determine the composition of the Company's investment portfolio, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. The ~~current~~ Investment Advisory Agreement also includes references to the time period after the Company elects to be regulated as a BDC and ~~such~~the Investment Advisory Agreement complies with the Act. The Investment Advisory Agreement provides Management with broad authority to oversee the Company's portfolio.

C.   Silver Point Capital, L.P.

SPC, a Delaware limited partnership, is registered with the Commission as an investment adviser under the Advisers Act. SPC was established in 2001 and serves as the principal vehicle for the investment management activities of its principal owners, Edward A. Mulé and Robert J. O'Shea, who are members of Silver Point Capital Management, LLC, a Delaware limited liability company that serves as the general partner of SPC.

D.   Silver Point Specialty Credit Fund II Management, LLC

Specialty Credit II Management, a Delaware limited liability company, is a "relying adviser" under the Advisers Act through a single registration with SPC. Specialty Credit II Management was established in 2019 and is a wholly owned subsidiary of SPC.

~~D~~E.   Silver Point Distressed Opportunities Management, LLC

Distressed Opportunities Management, a Delaware limited liability company, is a "relying adviser" under the Advisers Act through a single registration with SPC. Distressed Opportunities Management was established in 2016 and is a wholly owned subsidiary of SPC.

~~E~~F.   Existing Affiliated Funds

SPC, Specialty Credit II Management and Distressed Opportunities Management are the investment advisers to the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds and their investment advisers is included in Appendix A.

III.   ORDER REQUESTED

~~The~~ Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "*Conditions*"), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to ~~many precedents, the~~ the standard precedent used for the majority of co-investment applications (collectively, the "*Standard Precedent*"), Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. ~~Further, in line with four recent precedents,[6]the~~ Unlike the Standard

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~~[6]~~   ~~See Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); Ares Capital Corporation, et al. (File No. 812-13603~~

Precedent, Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. ~~The~~ Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed "onboarding process," discussed below, ~~the~~ Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, ~~the~~ Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3. and A.4. below, ~~the~~ Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.   Overview

Management is a leader among global investment managers specializing in alternative investments. Each of Management's founders ~~have~~ has over 20 years of experience investing in self-originated middle market loans and credit investments across multiple business cycles. After the Conversion, Management's clients will include a BDC. The Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the Company and any Future Regulated Fund, the Act. The Adviser is presented with numerous investment opportunities each year on behalf of its clients and, after the Conversion, the Adviser will determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds may have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds and/or one or more other Regulated Funds are invested in an issuer, such funds may not participate in a Follow-On Investment or Disposition if the terms of the transaction would be a prohibited joint transaction.

As a result, after the Conversion, the Regulated Funds and Affiliated Funds will be limited in the types of transactions in which they can participate with each other, and the Regulated Fund often must forego transactions that would be beneficial to investors in the Regulated Fund. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

~~The~~ Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

The ~~Adviser has~~ Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions

(order), Release No. IC-32019 (March 2, 2016) (notice); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice); Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Release No. IC-32862 (October 18, 2017) (order), Release No. IC-32831 (September 22, 2017) (notice); and THL Credit, Inc., et al. (File No. 812-14807) Release No. IC-33239 (September 19, 2018) (order), Release No. IC-33213 (August 24, 2018) (notice).

permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.   The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund's Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)   Identification and Consideration of Investment Opportunities

The ~~Adviser is~~Advisers are organized and managed such that the portfolio managers and analysts ("***Investment Teams***")~~,~~ responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and/or one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Team responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund's Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).[7] In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable Investment Team, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in

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[7]   Representatives from each Adviser to a Regulated Fund are either members of the Investment Team or are otherwise entitled to participate in each meeting of any Investment Team that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds' Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives' participation in the relevant Investment Team or the meetings of the relevant Investment Team. In addition, the policies and procedures are designed to ensure that minutes will be taken for all Investment Team meetings at which investments that fall within a Regulated Fund's Objectives and Strategies and Board-Established Criteria are discussed, including a certification requirement by a portfolio manager in attendance at an Investment Team meeting that either (i) no investment opportunities that overlap with any Regulated Fund's Objectives and Strategies and Board-Established Criteria were discussed at the meeting or (ii) an investment opportunity overlapping with a Regulated Fund's Objectives and Strategies and Board-Established Criteria was discussed and that a representative from the Legal department or Compliance department was present at the meeting and recorded minutes.

this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers' allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to a Regulated Fund or Affiliated Fund.

(b)   Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Team, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund's risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to an internal allocation committee, which the Adviser will establish to handle the allocation of investment opportunities in Potential Co-Investment Transactions (the "*Co-Investment Transaction Allocation Committee*"). Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers' written allocation policies and procedures, by the Co-Investment Transaction Allocation Committee.[8] The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its "*Internal Order*". The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the "*External Submission*"), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.[9] If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is

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[8]   The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

[9]   The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions.

decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. ~~The~~ Applicants represent that the Advisers' allocation review process will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process will be monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

(c) Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund's Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity's portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the ~~Co-investment~~Co-Investment Transaction activity of the Regulated Fund's respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

13

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.   Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.   Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as "***Standard Review Follow-Ons***." If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the "onboarding process" discussed in Section III.A.3.b. below and

governed by Condition 9. These Follow-On Investments are referred to as "***Enhanced Review Follow-Ons***."

(a)   <u>Standard Review Follow-Ons</u>

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A "***Pro Rata Follow-On Investment***" is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,[10] immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in ~~the~~ pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund's Eligible Directors in accordance with Condition 8(c).

A "***Non-Negotiated Follow-On Investment***" is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in accordance with Condition 10.

(b)   <u>Enhanced Review Follow-Ons</u>

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an "onboarding process" whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

<u>4.   Dispositions</u>

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[10]   <u>See</u> note 26, below.

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as "*Standard Review Dispositions*") would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as "*Enhanced Review Dispositions*") would be subject to the same "onboarding process" discussed in Section III.A.43.b. above and governed by Condition 7.

(a)   Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A "*Pro Rata Disposition*" is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;[11] and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.

In the case of a Tradable Security, approval of the required majorityRequired Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;[12] and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance with Condition 10.

(b)   Enhanced Review Dispositions

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[11]   See note 24, below.

[12]   In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

One or more Regulated Funds and/or one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.[13] Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5. Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary's investments while, in the latter case, the Independent Party makes such determinations.

B. Applicable Law

1. Section 17(d) and Section 57(a)(4)

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[13] However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

> Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

> Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[14] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an "affiliated person" of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines "any officer, director, partner, copartner, or employee" of an affiliated person as an affiliated person. Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.[15]

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[14]   Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

[15]   See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) ("For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc."); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) ("While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client's management or policies, whether an investment company and another entity are under common control is a factual question…").

2._____Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.[16] The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): "The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants."[17] Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is "similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies."[18]

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[16]   See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 *et seq*.
[17]   Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[18]   H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) *reprinted* in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.   Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

SPC and Distressed Opportunities Management are the investment advisers to the Existing Affiliated Funds and Management is the investment adviser to the Company. An Adviser will be the investment adviser to each of the Future Regulated Funds. SPC may be deemed to control Management and any other Adviser will be controlling, controlled by, or under common control with SPC. In addition, an Adviser will be the investment adviser to each Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(b) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 and Section 57(a)(4) under the 1940 Act.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Existing Adviser is the investment adviser (and sub-adviser, if any) to, and may be deemed to control, each of the Existing Affiliated Funds, and an Adviser to Affiliated Funds will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control, any other Affiliated Fund; (ii) an Existing Adviser is the investment adviser (and sub-adviser, if any) to, and may be deemed to control, the Company and an Adviser will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control, any Future Regulated Fund; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent's investment adviser; and (iv) the Advisers to Affiliated Funds and the Advisers to Regulated Funds are under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds, including any BDC Downstream Fund, in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

D.   Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.[19] Although the various precedents

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[19]   See, e.g., THL CreditRand Capital Corporation, et al. (File No. 812-15174) Release No. IC-34237 (Mar. 29, 2021) (order), Release No. IC-34218 (Mar. 1, 2021) (notice); Muzinich BDC, Inc., et al. (File No. 812-14807812-15086) Release No. IC-33239 (September 19, 2018-34219 (Mar. 2, 2021) (order), Release No.

involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite. We note, in particular, that the co-investment protocol to be followed by ~~the~~ Applicants ~~here is~~would be substantially similar to the protocol followed by (i) Apollo Investment Corporation and its affiliates, for which an order was issued on March 29, 2016 (the "*Apollo Order*")[20], (ii) Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017 (the "*Ares Order*")[21], (iii) Oak Tree and its affiliates, for which an order was issued on October 18, 2017 (the "*Oaktree Order*")[22] and (iv) THL Credit, Inc. and its affiliates, for which an order was issued on September 19, 2018 (the "*THL Credit Order*").[23]

~~While~~Due to the size and complexity of Applicants ~~have sought to conform substantial portions of this Application and the Conditions herein to recent precedent, most of the recent orders involving joint transactions, apart from~~' operations, Applicants, consistent with the Apollo Order, the Ares Order, the Oaktree Order and the THL Credit Order, ~~have involved one or two managers that advise a small number of BDCs or regulated funds, on the one hand, and a small number of private funds, on the other hand. As discussed above, Applicants have numerous private funds, which have similar, but not identical investment objectives and policies. Due to the size and complexity of Applicants' operations, Applicants believe that an order based on existing precedents, other than the Apollo Order, the Ares Order, the~~

IC ~~33213 (August 24, 2018~~-34186 (Feb. 2, 2021) (notice); ~~Oaktree Strategic Income,~~Principal Diversified Select Real Asset Fund, et al. (File No. 812-15083) Release No. IC- 34125 (Dec. 1, 2020) (order), Release No. IC-34086 (Nov. 4, 2020) (notice); 1WS Credit Income Fund, et al. (File No. 812-14997) Release No. IC-34036 (September 30, 2020) (order), Release No. IC-33959A (September 4, 2020) (notice); Invesco Advisers, Inc., et al. (File No. 812-15061) Release No. IC-33870 (May 19, 2020) (order), Release No. IC- 33844 (April 21, 2020) (notice); Blackstone Alternative Alpha Fund, et al. (File No. 812-14967) Release No. IC-33738 (Dec. 30, 2019) (order), Release No. IC-33707 (Dec. 2, 2019) (notice); New Mountain Finance Corporation, et al. (File No. 812-15030) Release No. IC-33656 (Oct. 8, 2019) (order), Release No. IC-33624 (Sept. 12, 2019) (notice); Nuveen Churchill BDC LLC, et al. (File No. ~~812-14758~~812-14898) Release No. IC~~-32862 (October 18, 2017~~-33503 (June 7, 2019) (order), Release No. IC~~-32831 (September 22, 2017) (notice)~~-33475 (May 15, 2019) (notice); Pharos Capital BDC, Inc., et al. (File No. 812-14891) Release No. IC-33372 (February 8, 2019) (notice), Release No. 333-94 (March 11, 2019) (order); Stellus Capital Investment Corporation, et al. (File No. 812-14855) Release No. IC-33289 (November 6, 2018) (notice), Release No. IC-33316 (December 4, 2018) (order); Golub Capital BDC, Inc., et al. (File No. 812-13764) Release No. IC-32509 (February 27, 2017) (order), Release No. IC-32461 (January 31, 2017) (notice); ~~Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice);~~Goldman Sachs BDC, Inc., et al. (File No. 812-14219) Release No. IC-32409 (January 4, 2017) (order), Release No. IC-32382 (December 7, 2016) (notice); ~~Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); Prospect Capital Corporation, et al. (File No. 812-14199) Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020) Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061) Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice).~~

[20]   Apollo Investment Corporation, ~~supra note 6~~et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice).

[21]   Ares Capital Corporation, et al.~~, supra note 6~~ (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice).

[22]   Oaktree Strategic Income, LLC, et al.~~, supra note 6~~ (File No. 812-14758) Release No. IC-32862 (October 18, 2017) (order), Release No. IC-32831 (September 22, 2017) (notice).

[23]   THL Credit, Inc., et al.~~, supra note 6~~ (File No. 812-14807) Release No. IC-33239 (September 19, 2018) (order), Release No. IC-33213 (August 24, 2018) (notice).

21

~~Oaktree Order and the THL Credit Order, would not provide sufficient flexibility for the Regulated Funds to participate in attractive and appropriate investment opportunities that would be beneficial to their security holders. Thus, for example, Applicants~~ propose to limit the Potential Co-Investment Transactions ~~of which~~that each Adviser would be notified of to those investments that would be consistent with each fund's then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to extend existing precedents to obtain exemptive relief to permit co-investments by BDC Downstream Funds that are not wholly owned subsidiaries of the Regulated Funds, subject to appropriate safeguards built into proposed Conditions.

Applicants believe that the relief requested herein is consistent with the policy underlying the Apollo Order, the Ares Order, the Oaktree Order and the THL Credit Order, as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

IV.   STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.   Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.   Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the "*Holders*") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the "*Shares*"), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, ~~the~~ Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V. CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.   Identification and Referral of Potential Co-Investment Transactions

(a)   The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)   When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   Board Approvals of Co-Investment Transactions

(a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with these Conditions.

(c)   After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)   the transaction is consistent with:

(A)   the interests of the Regulated Fund's equity holders; and

24

(B)   the Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)   the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)   any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party's investment; and

(iv)   the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[24] financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the

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[24]   For example, procuring the Regulated Fund's investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.   Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[25] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.   Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.   Standard Review Dispositions.

(a)   *General*. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)   the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)   *Same Terms and Conditions*. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)   *No Board Approval Required*. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)   (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[26] (B) the Board of

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[25]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

[26]   In the case of any Disposition, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Disposition.

the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)   each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)   *Standard Board Approval*. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

7.   Enhanced Review Dispositions.

(a)   *General*. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval*. The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)   the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)   the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)   *Additional Requirements*: The Disposition may only be completed in reliance on the Order if:

(i)   *Same Terms and Conditions*. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the

same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii) *Original Investments*. All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(iii) *Advice of counsel*. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv) *Multiple Classes of Securities*. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[27] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) *No control*. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.   Standard Review Follow-Ons.

(a) *General*. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) *No Board Approval Required*. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

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[27]   In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(i) (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[28] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) *Standard Board Approval*. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d) *Allocation*. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. above.

(e) *Other Conditions*. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9. Enhanced Review Follow-Ons.

(a) *General*. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds

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[28] To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval*. The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c)   *Additional Requirements*. The Follow-On Investment may only be completed in reliance on the Order if:

(i)   *Original Investments*. All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(ii)   *Advice of counsel*. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)   *Multiple Classes of Securities*. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)   *No control*. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)   *Allocation*. If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. above.

(e)   *Other Conditions*. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.   Board Reporting, Compliance and Annual Re-Approval

(a)   Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)   All information presented to the Regulated Fund's Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of

the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d) The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund's best interests.

11. Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12. Director Independence. No Independent Director of a Regulated Fund (including the non-interested members of any Independent Party) will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the Act) of any Affiliated Fund.

13. Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14. Transaction Fees.[29] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15. Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

---

[29] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

VI.   PROCEDURAL MATTERS

A.   Communications

Please address all communications concerning this Application and the Notice and Order to:

> c/o Silver Point Capital, L.P.
> Two Greenwich Plaza, First Floor
> Greenwich, Connecticut 06830
> Attention: Steven Weiser
> (203) 542-4200

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

> Michael K. Hoffman, Esq.
> Skadden, Arps, Slate, Meagher & Flom LLP
> ~~Four Times Square~~One Manhattan West
> New York, New York ~~10036~~10001
> (212) 735-3406

B.   Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this ~~17th~~28th day of ~~December~~July, ~~2018~~2021.


Silver Point Specialty Credit Fund, L.P.

By: Silver Point Specialty Credit Fund Management, LLC as its investment adviser

By: _/s/ Steven E. Weiser_____
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund Management, LLC

By: _/s/ Steven E. Weiser_____
    Name: Steven E. Weiser
    Title: Authorized Signatory


Silver Point Capital Fund, L.P.

By: Silver Point Capital, L.P. as its investment
      adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory

Silver Point Capital Offshore Fund, Ltd.

By: Silver Point Capital, L.P. as its investment
      adviser

By: /s/ ~~Edward A. Mulé~~Steven E. Weiser
      Name: ~~Edward A. Mulé~~Steven E. Weiser
      Title: ~~Director~~Authorized Signatory

Silver Point Capital Offshore Master Fund, L.P.

By: Silver Point Capital, L.P. as its investment
      adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory

Silver Point Distressed Opportunities Fund, L.P.

By: Silver Point Distressed Opportunities
      Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore Fund,
L.P.

By: Silver Point Distressed Opportunities
Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore
Master Fund, L.P.

By: Silver Point Distressed Opportunities
Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional
Partners, L.P.

By: Silver Point Distressed Opportunities
Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional
Partners (Offshore), L.P.

By: Silver Point Distressed Opportunities
Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Director

Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunities Management, LLC

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Capital, L.P.

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Select Opportunities Fund A, L.P.

By: Silver Point Capital, L.P., as its investment
     adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II, L.P.

By: Silver Point Specialty Credit Fund II
    Management, LLC, as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore), L.P.

By: Silver Point Specialty Credit Fund II
     Management, LLC, as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II Mini-Master
Fund, L.P.

By: Silver Point Specialty Credit Fund II
     Management, LLC, as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II Mini-Master
Fund (Offshore), L.P.

By: Silver Point Specialty Credit Fund II
     Management, LLC, as its investment adviser

By: /s/ Steven E. Weiser
     Name: Steven E. Weiser
     Title: Authorized Signatory

Silver Point Specialty Credit Fund II Management,
LLC

By: /s/ Steven E. Weiser
     Name: Steven E. Weiser
     Title: Authorized Signatory

Existing Affiliated Funds

The Existing Affiliated Funds are categorized into seven different asset classes, with multiple investment strategies within each asset class (although the strategies do not represent formal legal entities). Each Existing Affiliated Fund is a separate and distinct legal entity and each relies on the exclusion from status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). All Existing Affiliated Funds are currently advised by Advisers to Affiliated Funds.

Each of the "Capital Funds", "Distressed Funds" and "Distressed Institutional Funds" has a global opportunistic mandate, and will look to make investments in debt, equity or other securities, obligations or instruments, with a particular focus on misvalued, stressed or distressed credit investments. The "Specialty Credit II Funds" will look primarily to originate loans to small and middle market companies and invest in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets.

1.   Capital Funds: The Capital Domestic Fund was organized as a Delaware limited partnership on December 21, 2001. The Capital Offshore Fund was organized as a Cayman Islands exempted company on January 4, 2002. The Capital Master Fund was organized as a Cayman Islands exempted limited partnership on September 9, 2008. The Capital Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Capital Master Fund. Silver Point Capital General Partner, LLC serves as the general partner of the Capital Domestic Fund and Silver Point Capital Offshore General Partner, LLC serves as the general partner of the Capital Master Fund. The "Capital Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Capital Fund, L.P. (the "***Capital Domestic Fund***"), which is managed by SPC

(b)   Silver Point Capital Offshore Fund, Ltd. (the "***Capital Offshore Fund***"), which is managed by SPC

(c)   Silver Point Capital Offshore Master Fund, L.P. (the "***Capital Master Fund***"), which is managed by SPC

2.   Distressed Funds: The Distressed Domestic Fund was organized as a Delaware limited partnership on September 12, 2016. The Distressed Offshore Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Master Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Master Fund. The "Distressed Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Distressed Opportunities Fund, L.P. (the "***Distressed Domestic Fund***"), which is managed by Distressed Opportunities Management

(b)   Silver Point Distressed Opportunities Offshore Fund, L.P. (the "***Distressed Offshore Fund***"), which is managed by Distressed Opportunities Management

(c)   Silver Point Distressed Opportunities Offshore Master Fund, L.P. (the "***Distressed Master Fund***"), which is managed by Distressed Opportunities Management

3.   Distressed Institutional Funds: The Distressed Institutional Domestic Fund was organized as a Delaware limited partnership on July 14, 2017. The Distressed Institutional Offshore Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Master Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Institutional Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Institutional Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Institutional Master Fund. The "Distressed Institutional Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Distressed Opportunity Institutional Partners, L.P. (the "***Distressed Institutional Domestic Fund***"), which is managed by Distressed Opportunities Management

(a)   Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P. (the "***Distressed Institutional Offshore Fund***"), which is managed by Distressed Opportunities Management

(b)   Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (the "***Distressed Institutional Master Fund***"), which is managed by Distressed Opportunities Management

4.   Select Opportunities Fund: Silver Point Select Opportunities Fund A, L.P. (the "***Select Opportunities Fund***"), which is managed by SPC, was organized as a Delaware limited partnership on February 7, 2014. Silver Point Select General Partner, LLC serves as the general partner of the Select Opportunities Fund. The Select Opportunities Fund generally invests (1) on an "overflow basis" alongside other funds managed by Advisers, in each case, after such funds have received their entire desired share of each investment opportunity falling within their respective investment programs (including through co-investments alongside a particular fund or funds) and (2) in investment opportunities within or outside the strategies of such funds that are not pursued by such funds.

5.   Specialty Credit II Funds: The Specialty Credit II Domestic Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Silver Point Specialty Credit Fund II (Offshore) B, L.P. was organized as a Cayman Islands exempted limited partnership on November 20, 2020. The Silver Point Specialty Credit Fund II (Offshore) C, L.P. was organized as a Cayman Islands exempted limited partnership on May 28, 2021. The Specialty Credit II Domestic Mini-Master Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Mini-Master Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Specialty Credit II Offshore Fund and the Specialty Credit II Offshore Fund B intend to invest, indirectly through intermediate vehicles, substantially all of their respective assets in a "master-feeder" structure into the Specialty Credit II Domestic Mini-Master Fund and the Specialty Credit II Offshore Mini-Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of each of the Specialty Credit II Funds. The "Specialty Credit II Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Specialty Credit Fund II, L.P. (the "***Specialty Credit II Domestic Fund***"), which is managed by Specialty Credit II Management

(b)   Silver Point Specialty Credit Fund II (Offshore), L.P. (the "***Specialty Credit II Offshore Fund***"), which is managed by Specialty Credit II Management

(c)   Silver Point Specialty Credit Fund II (Offshore) B, L.P. (the "***Specialty Credit II Offshore Fund B***"), which is managed by Specialty Credit II Management

(d)   Silver Point Specialty Credit Fund II (Offshore) C, L.P. (the "***Specialty Credit II Offshore Fund C***"), which is managed by Specialty Credit II Management

(e)   Silver Point Specialty Credit Fund II Mini-Master Fund, L.P. (the "***Specialty Credit II Domestic Mini-Master Fund***"), which is managed by Specialty Credit II Management

(f)   Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P. (the "***Specialty Credit II Offshore Mini-Master Fund***"), which is managed by Specialty Credit II Management

Resolutions of the General Partner of
Silver Point Specialty Credit Fund, L.P. (the "Fund")

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

RESOLVED, that filing of an application (the "Application") with the U.S. Securities and Exchange Commission (the "Commission") pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit the Fund to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the appropriate officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Fund, in such form as the officer or officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and be it further

RESOLVED, that the appropriate officers of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~THIRD AMENDED AND RESTATED~~AMENDMENT NO. 5 TO THE APPLICATION FOR AN ORDER ~~PURSUANT TO~~ UNDER
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d~~-1~~–1 UNDER THE INVESTMENT COMPANY ACT ~~TO PERMIT~~ OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE ~~17d-1~~17d–1 UNDER THE INVESTMENT COMPANY ACT OF 1940

SILVER POINT SPECIALTY CREDIT FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC, SILVER POINT CAPITAL FUND, L.P., SILVER POINT CAPITAL OFFSHORE FUND, LTD., SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P., SILVER POINT CAPITAL, L.P., SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS MASTER FUND (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITIES MANAGEMENT, LLC , SILVER POINT SELECT OPPORTUNITIES FUND A, L.P., SILVER POINT SPECIALTY CREDIT FUND II, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) B, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) C, L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND II MANAGEMENT, LLC

Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830

~~In the Matter of the Application of:~~

~~FIRST EAGLE ALTERNATIVE CAPITAL BDC, INC.,~~
~~FIRST EAGLE CREDIT OPPORTUNITIES FUND,~~
~~FIRST EAGLE INVESTMENT MANAGEMENT LLC,~~
~~FIRST EAGLE ALTERNATIVE CREDIT, LLC,~~
~~FIRST EAGLE BDC, LLC,~~
~~FIRST EAGLE ALTERNATIVE CREDIT EU, LLC,~~
~~FIRST EAGLE CREDIT OPPORTUNITIES FUND SPV, LLC,~~
~~FIRST EAGLE ALTERNATIVE CAPITAL HOLDINGS, INC.,~~
~~FIRST EAGLE DIRECT LENDING FUND I, LP,~~
~~FIRST EAGLE DIRECT LENDING FUND I (EE), LP,~~
~~FIRST EAGLE DIRECT LENDING FUND I (PARALLEL), LP,~~
~~FIRST EAGLE DL FUND I AGGREGATOR LLC,~~
~~NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC,~~
~~FIRST EAGLE BERKELEY FUND CLO LLC,~~

FIRST EAGLE COMMERCIAL LOAN FUNDING 2016-1 LLC,
FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC,
FIRST EAGLE DARTMOUTH HOLDING LLC,
NEWSTAR FAIRFIELD FUND CLO LTD.,
FIRST EAGLE WAREHOUSE FUNDING I LLC,
LAKE SHORE MM CLO I LTD.,
FIRST EAGLE DIRECT LENDING FUND III LLC,
FIRST EAGLE DIRECT LENDING CO-INVEST III (E) LLC,
FIRST EAGLE DIRECT LENDING CO-INVEST III LLC,
FIRST EAGLE DIRECT LENDING FUND III (A) LLC,
LAKE SHORE MM CLO II LTD.,
LAKE SHORE MM CLO III LLC,
FIRST EAGLE DIRECT LENDING FUND IV, LLC,
FIRST EAGLE DIRECT LENDING LEVERED FUND IV, LLC,
FIRST EAGLE DIRECT LENDING IV CO-INVEST, LLC,
FIRST EAGLE DIRECT LENDING LEVERED FUND IV SPV, LLC,
FIRST EAGLE DIRECT LENDING V-A, LLC,
FIRST EAGLE DIRECT LENDING V-B, LLC,
FIRST EAGLE DIRECT LENDING V-C SCSP,
SOUTH SHORE V LLC,
WIND RIVER 2018-1 CLO LTD.,
WIND RIVER 2018-2 CLO LTD.,
WIND RIVER 2018-3 CLO LTD.,
WIND RIVER 2019-1 CLO LTD.,
WIND RIVER 2019-2 CLO LTD.,
WIND RIVER 2019-3 CLO LTD.,
WIND RIVER 2020-1 CLO LTD.,
WIND RIVER 2021-1 CLO LTD.,
WIND RIVER 2021-2 CLO LTD.,
BIGHORN III, LTD.,
NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC,
FIRST EAGLE CLARENDON FUND CLO LLC,
NEWSTAR EXETER FUND CLO LLC,
ARCH STREET CLO, LTD.,
FIRST EAGLE BSL CLO 2019-1 LTD.,
HULL STREET CLO, LTD.,
LONGFELLOW PLACE CLO, LTD.,
STANIFORD STREET CLO, LTD.,
FIRST EAGLE STRATEGIC FUNDING, LLC

500 Boylston Street, Suite 1200
Boston, MA 02116
(800203) 450-4424542-4200

All Communications, Notices and Orders to:

Steven Weiser
Silver Point Capital, L.P.
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
(203) 542-4200

Sabrina Rusnak-Carlson _____

First Eagle Alternative Capital BDC, Inc.
500 Boylston Street, Suite 1200
Boston, MA 02116
(800) 450-4424

2

Copies to:

David Blass, Esq.
Rajib Chanda, Esq.
Christopher Healey, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001
David.Blass@stblaw.com
Rajib.Chanda@stblaw.com
Christopher.Healey@stblaw.com

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3406

May 27July 28, 2021

_____

I.

INTRODUCTION

A.   Requested Relief

I. ~~INTRODUCTION~~

A ~~Requested Relief~~

~~.~~

    ~~First Eagle Alternative Capital BDC, Inc~~Silver Point Specialty Credit Fund, L.P. and its related entities, identified in ~~section~~Section I.B. below, hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***Commission***") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "***Act***")~~1~~ [1] and Rule 17d-1 ~~thereunder2~~ thereunder[2] authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the ~~U.S. Securities and Exchange~~ Commission ~~(the "*Commission*")~~ under the Act.

In particular, the relief requested in this amended application (the "***Application***") would allow one or more Regulated Funds ~~(including one or more BDC Downstream Funds)~~ and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as ~~the~~ Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions (defined below) set forth in this ~~application~~Application.

~~The Order would supersede an exemptive order issued by the Commission on September 19, 2018 (the "*Prior Order*")3 that was granted pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.~~

B.   Applicants Seeking Relief:

    Silver Point Specialty Credit Fund, L.P. (the "***Company***"), a closed-end Delaware limited partnership that intends to elect to be regulated as a BDC (defined below) under the Act following the Conversion (defined below), on behalf of itself and its successors;

    Silver Point Specialty Credit Fund Management, LLC ("***Management***"), the Company's investment adviser, on behalf of itself and its successors;[3]

    the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act (the "***Existing Affiliated Funds***");

---

[1]   Unless otherwise indicated, all section references herein are to the Act.

[2]   Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]   The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

Silver Point Capital, L.P. ("**SPC**"), which is registered as an investment adviser under the Investment Advisers Act of 1940 (the "**Advisers Act**"), on behalf of itself and its successors;

Silver Point Specialty Credit Fund II Management, LLC ("**Specialty Credit II Management**"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors; and

Silver Point Distressed Opportunities Management, LLC ("**Distressed Opportunities Management**"; together with the Company, Management, the Existing Affiliated Funds, SPC and Specialty Credit II Management, the "**Applicants**"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors.

C.   Defined Terms

- First Eagle Alternative Capital BDC, Inc. ("**FCRD**"), which is an externally managed, closed end, non-diversified management investment company that has elected to be regulated as a BDC (defined below) under the Act;

- First Eagle Alternative Capital Holdings, Inc. (the "**FCRD Subsidiary**"), which is a Wholly-Owned Investment Sub (as defined below) of FCRD;

- First Eagle Credit Opportunities Fund ("**FECOF**"), an externally managed, non-diversified closed-end management investment company;

- First Eagle BDC, LLC ("**FE BDC**"), an externally managed, non-diversified closed-end management investment company that will elect to be regulated as a BDC (defined below) under the Act;

- First Eagle Alternative Credit, LLC ("**FEAC**"), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the "**Advisers Act**"), which serves as investment adviser to FCRD and as investment adviser or sub-adviser to certain Existing Affiliated Funds (defined below) that are identified in Appendix A, on behalf of itself and its successors4;

---

1   Unless otherwise indicated, all section references herein are to the Act.

2   Unless otherwise indicated, all rule references herein are to rules under the Act.

3   *See* THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33212 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order).

4   For purposes of the requested Order, a "successor" means an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

1

- First Eagle Alternative Credit EU, LLC ("**FEAC EU**"), a relying adviser of FEAC, which serves as an adviser to certain Existing Affiliated Funds, on behalf of itself and its successors;

- First Eagle Investment Management, LLC ("**First Eagle**"), an investment adviser registered with the Commission under the Advisers Act, which serves as the investment adviser to certain Existing Affiliated Funds (together with FEAC and FEAC EU, the "**Existing Advisers**"), on behalf of itself and its successors;

- Certain accounts that the Existing Advisers and their direct and indirect wholly owned subsidiaries, from time to time, may use to hold various financial assets in a principal capacity (together, in such capacity, "***Existing Proprietary Accounts***" and together with any Future Proprietary Account (as defined below), the "***Proprietary Accounts***"); and

- The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act (the "***Existing Affiliated Funds***"; together with, FCRD, FCRD Subsidiary, FECOF, FE BDC, First Eagle, FEAC, FEAC EU and the Existing Proprietary Accounts, the "***Applicants***").

C. Defined Terms.

"***Adviser***" means any Existing Advisers, together with any future investment adviser that intends to participate in the Co-Investment Program (as defined below) and (i) controls, is controlled by or is under common control with an Existing Adviser, (ii) (a) is registered as an investment adviser under the Advisers Act, or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with an Existing Adviser and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

"***Advisers to Affiliated Funds***" means ~~the Existing Advisers~~SPC, Specialty Credit II Management, Distressed Opportunities Management and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

"***Advisers to Regulated Funds***" means ~~the Existing Advisers~~Management and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.

"***Affiliated ~~Funds~~Fund***" means ~~the~~any Existing Affiliated ~~Funds, the Existing Proprietary Accounts, any Future Affiliated Funds (as defined below), and any Future Proprietary Accounts (as defined below)~~Fund or any entity (i) whose investment adviser is an Adviser, (ii) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, (iii) that is not a BDC Downstream Fund and (iv) that intends to participate in the program of co-investments described in the Application. No Existing Affiliated Fund is a BDC Downstream Fund.

"***BDC***" means a business development company under the Act.~~6~~[4]

"***BDC Downstream Fund***" means, with respect to the Company or any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for ~~section~~Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser ~~(and sub-adviser(s), if any)~~ is an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) ~~is not a Greenway Entity or Logan JV (each defined below)7~~that intends to participate in the program of co-investment described in the Application.

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[4]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

"***Board***" means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the applicable Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

"***Board-Established Criteria***" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund's Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund's Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest expense, income tax expense, depreciation and amortization, or "EBITDA," of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time

rescind, suspend or qualify its approval of any Board-Established Criteria, though ~~the~~ Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

"***Close Affiliate***" means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

"***Co-Investment Program***" means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;~~8~~ [5] and (b) making Follow-On Investments (as defined below).

"***Co-Investment Transaction***" means any transaction in which ~~a~~one or more Regulated ~~Fund~~Funds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

~~8 The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the "Securities Act").~~

~~3~~

"***Disposition***" means the sale, exchange or other disposition of an interest in a security of an issuer.

"***Eligible Directors***" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

"***Existing Advisers***" means Management, SPC, Specialty Credit II Management and Distressed Opportunities Management.

"***Follow-On Investment***" means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

"***Future Affiliated Fund***" means any entity (a) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, (c) that intends to participate in the Co-Investment Program and (d) that is not a BDC Downstream Fund.

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[5] The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the "***Securities Act***").

"~~*Future Proprietary Accounts*" means any direct or indirect, wholly- or majority-owned subsidiary of an Adviser that is formed in the future that, from time to time, may hold various financial assets in a principal capacity.~~

"*Future Regulated Fund*" means any closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and sub-adviser(s), if any) is an Adviser and (c) that intends to participate in the Co-Investment Program.

"*Independent Director*" means a member of the Board of any relevant entity who is not an "interested person" as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

"*Independent Party*" means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

"*JT No-Action Letters*" means <u>SMC Capital, Inc.</u>, SEC No-Action Letter (pub. avail. Sept. 5, 1995) and <u>Massachusetts Mutual Life Insurance Company</u>, SEC No-Action Letter (pub. avail. June 7, 2000).

"*Objectives and Strategies*" means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders~~,~~ and (ii) with respect to ~~any~~a BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

"*Potential Co-Investment Transaction*" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

"*Pre-Boarding Investments*" are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

> (i) in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters;

> (ii) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund; or

> (iii) in transactions that occurred prior to the Company being regulated as a BDC.

> ~~i) in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or~~

> ~~ii) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund;~~

"**_Regulated Funds_**" means ~~FCRD, FECOF, FE BDC, the~~the Company, any Future Regulated Funds and ~~the~~any BDC Downstream Funds.

"**_Related Party_**" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

"**_Remote Affiliate_**" means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

"**_Required Majority_**" means a required majority, as defined in Section 57(o) of the Act.~~9~~[6]

"**_Tradable Security_**" means a security that meets the following criteria at the time of Disposition:

(i)   it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)   it is not subject to restrictive agreements with the issuer or other security holders; and

~~(i)   it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;~~

(iii)   it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

~~(ii)   it is not subject to restrictive agreements with the issuer or other security holders; and~~

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[6]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

"***Wholly-Owned Investment Sub***" means an entity (i) that is wholly-owned by a Regulated Fund ~~or a Future Regulated Fund~~ (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund~~;~~ (and, in the case of a SBIC Subsidiary (defined below), maintain a license under the SBA Act (defined below) and issue debentures guaranteed by the SBA (defined below)); (iii) with respect to which such Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the Conditions to this application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act. The term "***SBIC Subsidiary***" means an entity that is licensed by the Small Business Administration (the "***SBA***") to operate under the Small Business Investment Act of 1958, as amended, (the "***SBA Act***") as a small business investment company (an "***SBIC***"). An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition.

II. APPLICANTS

A. <u>Silver Point Specialty Credit Fund, L.P.</u>

The Company was organized on July 31, 2014 as a closed-end Delaware limited liability company under the name SPCP Group VII, LLC. The Company changed its name to Silver Point Specialty Credit Fund, L.P. and converted to a Delaware limited partnership on April 1, 2015 and commenced its investment activities in July 2015. As of December 31, 2020, the Company had approximately $803.8 million in total assets and $336.3 million in total liabilities. The Company intends to (i) convert to a Maryland corporation, (ii) change its name in connection with the Conversion, (iii) file an election to be regulated as a BDC, and (iv) file an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future (collectively, the "***Conversion***"). The Company's principal place of business is Two Greenwich Plaza, Greenwich, CT 06830.

The Company hereby represents that it will elect to be regulated as a BDC following the Conversion. Prior to the Conversion and election to be regulated as a BDC, the Company will operate as a private investment company and will rely on the exemption from the definition of an investment company available under Section 3(c)(7) of the Act. After the Conversion, the Company will be a non-diversified, management investment company, and will have a Board of Directors comprised of a majority of Independent Directors.

The Company's investment objective is to achieve attractive risk-adjusted returns primarily by originating loans to small and middle market companies domiciled in the United States and investing in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets. The Company generally refers to "middle market" companies as those with EBITDA between $10

11

million and $150 million annually. However, the Company may from time to time invest in larger or smaller companies.

Investment decisions are currently made by Management, investment adviser to the Company. In connection with the Conversion, the Company intends to have a Board, a majority of which will be Independent Directors. The Company's business affairs will be managed under the direction of the Board. U.S. Bancorp Fund Services, LLC currently serves as the Company's administrator pursuant to an administration agreement. Following the Conversion, Management will serve as the Company's administrator.

B.   Silver Point Specialty Credit Fund Management, LLC

~~A   First Eagle Alternative Capital BDC, Inc.~~
~~.~~

~~FCRD is an externally managed, non-diversified closed-end management investment company incorporated in Delaware on May 26, 2009. FCRD has elected to be regulated as a BDC under the Act, has qualified and elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "*Code*"), and intends to continue to qualify as a regulated investment company in the future.~~

~~9   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.~~

~~5~~

~~FCRD's investment objective is to generate both current income and capital appreciation, primarily through privately negotiated investments in debt and equity securities of lower middle market companies. FCRD invests primarily in directly originated first lien secured loans, including through unitranche investments, of sponsored issuers in the middle market. In certain instances, FCRD may also make second lien secured loans and subordinated or mezzanine debt investments, which may include an associated equity component such as warrants, preferred stock or other similar securities. FCRD targets investments primarily in middle market companies with annual EBITDA generally between $5 million and $25 million that require capital for growth and acquisitions. In addition, FCRD and its affiliated persons, as defined in Section 2(a)(3)(C) of the Act ("*Affiliates*"), together have the ability to provide "one stop" financing with the ability to hold larger investments than each would be able to hold alone. The ability to hold larger investments benefits FCRD's stockholders by: (i) increasing flexibility, (ii) broadening market relationships and access to deal flow, (iii) allowing FCRD to optimize its portfolio composition, (iv) allowing FCRD to provide capital to middle market companies, which FCRD believes currently have limited access to capital from traditional lending sources, and (v) potentially increasing the availability of more favorable investment terms and protections.~~

~~FCRD's business and affairs are managed under the direction of a Board, which currently consists of six directors, five of whom are Independent Directors. FCRD's Board has delegated daily management and investment authority to FEAC pursuant to an investment advisory and management agreement (an "*Investment Advisory Agreement*"). FEAC also serves as FCRD's administrator pursuant to an administration agreement.~~

~~FCRD Subsidiary is a wholly-owned subsidiary of FCRD, which is structured as a Delaware corporation to hold equity or equity-like investments in portfolio companies organized as limited liability companies (or other forms of pass-through entities). In reliance on the exclusion from the definition of "investment company" provided by Section 3(c)(7) of the Act, FCRD Subsidiary is not registered under the Act.~~

B   ~~First Eagle Credit Opportunities Fund~~

~~.~~

~~FECOF is a Delaware statutory trust and is structured as an externally managed, non-diversified closed-end investment company registered under the Act. The Fund was organized on July 8, 2020 and has a limited operating history. FECOF intends to qualify for the special tax treatment available to regulated investment companies under Subchapter M of the Code.~~

~~FECOF's primary investment objective is to provide current income, with a secondary objective of providing long-term risk-adjusted returns.~~

~~First Eagle serves as investment adviser to FECOF and is responsible for managing the Fund's investment activities, subject to the supervision of the FECOF's Board of Trustees. FECOF's Board of Trustees consists of four members, three of whom are Independent Directors. Pursuant to a sub-advisory agreement between First Eagle and FEAC, FEAC serves as sub-adviser to FECOF.~~

C   ~~First Eagle BDC, LLC~~

~~.~~

~~FE BDC is a Delaware limited liability company and structured as an externally managed, non-diversified closed-end investment company that may elect to be regulated as a BDC under the Act. FE BDC may also elect to be treated as a regulated investment company under Subchapter M of the Code, and operate in a manner so as to qualify for the tax treatment applicable to regulated investment companies.~~

~~FE BDC's investment objective is to seek to generate current income from a portfolio consisting primarily of proprietary, or privately negotiated, investments in first lien senior secured bank loans, unitranche loans and second lien loans made to middle market companies either originated or sourced by FE Alternative Credit.~~

~~6~~

~~FE BDC's business and affairs will be managed under the direction of a Board, will be comprised of five directors, three of whom will be Independent Directors. FE BDC's Board will delegate daily management and investment authority to an Adviser pursuant to an Investment Advisory Agreement.~~

D   ~~First Eagle Investment Management, LLC~~

~~.~~

~~First Eagle, an investment adviser registered with the Commission under the Advisers Act, is the parent company of each of the other Existing Advisers.~~

~~First Eagle is a limited liability company formed and existing under the laws of the State of Delaware. First Eagle is a subsidiary of First Eagle Holdings, Inc., a holding company ("***FE Holdings***").~~

E   ~~First Eagle Alternative Credit, LLC and First Eagle Alternative Credit EU, LLC~~

~~.~~

~~FEAC is~~Management, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act ~~and~~, serves as the investment adviser to ~~FCRD~~the Company pursuant to ~~the~~an Investment ~~Management Agreement and to certain Existing Affiliated Funds. Pursuant to a sub-advisory agreement between First Eagle and FEAC, FEAC also serves as sub-adviser to FECOF. FEAC was formed on June 26, 2009. FEAC is an alternative credit investment manager for both direct lending and broadly syndicated investments through public and private vehicles, collateralized loan obligations ("*CLOs*"), separately managed accounts and co-mingled funds. The Proprietary Accounts hold various financial assets in a principal capacity. FEAC has various business lines that it operates through its wholly- or majority-owned subsidiaries, including First Eagle Strategic Funding, LLC, and the subsidiaries that exist and currently intend to participate in the Co-Investment Program have been included as the Applicants herein.~~ Advisory Agreement by and between Management and the Company, dated as of July 1, 2015 (the "***Investment Advisory Agreement***"). Prior to the Conversion, Management will remain a "relying adviser" under the Advisers Act through a single

registration with SPC. Effective upon the Conversion, Management will switch to being registered as an investment adviser under the Advisers Act through its own standalone registration.

Subject to the overall supervision of ~~FCRD's~~the Board, ~~FEAC manages~~Management will manage the day-to-day operations of, and ~~provides~~provide investment advisory and management services to ~~FCRD~~, the Company. Under the terms of the Investment Advisory Agreement, ~~FEAC (i) determines~~Management will: (i) determine the composition of ~~FCRD's~~the Company's investment portfolio, the nature and timing of the changes to ~~FCRD's~~such portfolio~~,~~ and the manner of implementing such changes~~,~~; (ii) ~~identifies, evaluates, and negotiates~~identify, evaluate and negotiate the structure of ~~the~~ investments ~~FCRD makes~~ (including performing due diligence on ~~FCRD's~~ prospective portfolio companies)~~,~~; (iii) ~~closes, monitors and administers the investments FCRD makes, including the exercise of any voting or consent rights, and (iv) when and where applicable, restructures the investments FCRD makes, and determines the investments and other assets that FCRD purchases, retains or sells.~~ close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. The Investment Advisory Agreement also includes references to the time period after the Company elects to be regulated as a BDC and the Investment Advisory Agreement complies with the Act. The Investment Advisory Agreement provides Management with broad authority to oversee the Company's portfolio.

~~FEAC also serves as FCRD's administrator and leases office space to FCRD and provides FCRD with equipment and office services. The tasks of the administrator include overseeing FCRD's financial records, preparing reports to FCRD's stockholders and reports filed with the SEC and generally monitoring the payment of FCRD's expenses and the performance of administrative and professional services rendered to FCRD by others.~~

~~FEAC EU is a relying adviser of FEAC and acts as the adviser to certain Existing Affiliated Funds.~~

C.   Silver Point Capital, L.P.

SPC, a Delaware limited partnership, is registered with the Commission as an investment adviser under the Advisers Act. SPC was established in 2001 and serves as the principal vehicle for the investment management activities of its principal owners, Edward A. Mulé and Robert J. O'Shea, who are members of Silver Point Capital Management, LLC, a Delaware limited liability company that serves as the general partner of SPC.

D.   Silver Point Specialty Credit Fund II Management, LLC

Specialty Credit II Management, a Delaware limited liability company, is a "relying adviser" under the Advisers Act through a single registration with SPC. Specialty Credit II Management was established in 2019 and is a wholly owned subsidiary of SPC.

E.   Silver Point Distressed Opportunities Management, LLC

Distressed Opportunities Management, a Delaware limited liability company, is a "relying adviser" under the Advisers Act through a single registration with SPC. Distressed Opportunities Management was established in 2016 and is a wholly owned subsidiary of SPC.

F.   Existing Affiliated Funds

SPC, Specialty Credit II Management and Distressed Opportunities Management are the investment advisers to the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds and their investment advisers is included in Appendix A.

III. ORDER REQUESTED

F ~~Existing Affiliated Funds~~
.

~~The Existing Advisers are the investment advisers to the Existing Affiliated Funds. Each of the Existing Advisers is registered as an investment adviser under the Advisers Act, and/or are relying advisers of an entity under common control of an Existing Adviser. A complete list of the Existing Affiliated Funds and the Existing Advisers is included in Appendix A.~~

7

I ~~ORDER REQUESTED~~
I
I
.

~~The~~ Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications, ~~including the Prior Order~~ (collectively, the "***Standard Precedent***"), ~~the~~ Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions.

Unlike the Standard Precedent, Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed "onboarding process," discussed below, Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, ~~the~~ Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3. and A.4. below, ~~the~~ Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

15

A.   Overview

~~A   Overview~~
~~:~~

~~The Applicants include advisers that are under common control with First Eagle. The Advisers manage numerous private credit funds, public funds, separately managed accounts and CLOs with a wide variety of mandates and aggregate assets of $94 billion as of March 31, 2020. These clients currently include BDCs and registered investment companies that are regulated under the Act. Each~~Management is a leader among global investment managers specializing in alternative investments. Each of Management's founders has over 20 years of experience investing in self-originated middle market loans and credit investments across multiple business cycles. After the Conversion, Management's clients will include a BDC. The Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the ~~BDCs and the registered investment companies~~Company and any Future Regulated Fund, the Act.

The Adviser is ~~First Eagle is affiliated with The Blackstone Group Inc. ("*Blackstone*") and Corsair Capital LLC ("*Corsair*") but operates as a self-contained advisory business. Each Adviser is either separately registered as an investment adviser with the Commission or is a relying adviser that relies on the registration of another Adviser. No Adviser is a relying adviser of any Blackstone- or Corsair-affiliated investment adviser from outside of the self-contained group. The Advisers provide investment management services to a distinct set of Regulated Funds and Affiliated Funds that are clients of First Eagle and the other Existing Advisers. First Eagle employees generally only work on matters for Close Affiliates and information about potential investment opportunities is routinely disseminated among such Adviser's employees. Other than to satisfy compliance obligations, information regarding Potential Co-Investment Transactions will not be shared with Remote Affiliates, which would include other investment advisers that operate within Blackstone and Corsair as there are information barrier policies in place between First Eagle and other Blackstone and Corsair affiliates. Funds that are advised or sub-advised by affiliates of Blackstone or Corsair other than an Adviser that operates within First Eagle will not participate in the Co-Investment Program.~~

~~8~~

~~The Advisers are~~ presented with ~~thousands of~~numerous investment opportunities each year on behalf of ~~their~~its clients and ~~must~~, after the Conversion, the Adviser will determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds ~~often~~may have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds and/or one or more other Regulated Funds are invested in an issuer, such funds may not participate in a Follow-On Investment or ~~exit the investment~~Disposition if the terms of the transaction would be a prohibited joint transaction.

As a result, after the Conversion, the Regulated Funds and Affiliated Funds ~~are~~will be limited in the types of transactions in which they can participate with each other, and the Regulated ~~Funds, which currently represent approximately 0.4% of the Advisers' assets under management,~~Fund often must forego transactions that would be beneficial to investors in the Regulated ~~Funds~~Fund. Thus, ~~the~~ Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

~~The~~ Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

16

The Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1. The Investment Process

1 The Investment Process.

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund's Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a) Identification and Consideration of Investment Opportunities

(a) Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that ~~teams and an investment committee~~the portfolio managers and analysts ("**Investment Teams**" ~~and "*Investment Committee*"),10~~) responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and/or one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment ~~Teams and/or Investment Committees~~Team responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund's Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6,

7, 8 and 9 (as applicable).~~11~~ [7] In addition, the policies and procedures will specify the individuals or roles responsible for

~~10~~ ~~Investment Teams and Investment Committees responsible for an area of investment may include investment professionals and senior management from among one or more of the Advisers.~~

~~11~~ ~~Representatives from each Adviser to a Regulated Fund are members of each Investment Team or Investment Committee, or are otherwise able to communicate with each other regarding investment opportunities falling within a the Regulated Funds' Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that each Adviser will receive the information required under Condition 1 in conjunction with its representatives' participation in the relevant Investment Team or Investment Committee or through similar meetings or communications.~~

~~9~~

carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable Investment ~~Committee~~Team, will then make an independent determination of the appropriateness of the investment ~~in the security or securities~~ for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

~~The~~ Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. ~~The~~ Applicants assert that the Advisers' allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to a Regulated Fund or Affiliated Fund.

(b)   Order Placement and Allocation

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[7]   Representatives from each Adviser to a Regulated Fund are either members of the Investment Team or are otherwise entitled to participate in each meeting of any Investment Team that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds' Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives' participation in the relevant Investment Team or the meetings of the relevant Investment Team. In addition, the policies and procedures are designed to ensure that minutes will be taken for all Investment Team meetings at which investments that fall within a Regulated Fund's Objectives and Strategies and Board-Established Criteria are discussed, including a certification requirement by a portfolio manager in attendance at an Investment Team meeting that either (i) no investment opportunities that overlap with any Regulated Fund's Objectives and Strategies and Board-Established Criteria were discussed at the meeting or (ii) an investment opportunity overlapping with a Regulated Fund's Objectives and Strategies and Board-Established Criteria was discussed and that a representative from the Legal department or Compliance department was present at the meeting and recorded minutes.

~~(b Order Placement and Allocation)~~

General. If the Adviser to a Regulated Fund deems the Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment ~~Committee(s)~~Team, formulate a recommendation regarding the proposed order amount for ~~each security for~~ the Regulated Fund. In doing so, the Adviser and ~~the~~any applicable Investment ~~Committee(s)~~Team may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund's risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the ~~applicable Investment Committee will approve the investment(s) and the investment amount(s). Thereafter, the applicable Investment Committee will notify the allocation committee that coordinates and facilitates an order submission process with a designated representative of each applicable Regulated Fund and Affiliated Fund to the extent such investment is consistent with its Board-Established Criteria and/or falls within its then-current investment objectives and strategies~~Adviser will submit a proposed order amount to an internal allocation committee, which the Adviser will establish to handle the allocation of investment opportunities in Potential Co-Investment Transactions (the "***Co-Investment Transaction Allocation Committee***"). Prior to the External Submission (as defined below), each proposed order ~~or investment~~ amount may be reviewed and adjusted, in accordance with the ~~applicable~~ Advisers' written allocation policies and procedures, by ~~both (i) the allocation committee, consisting of legal, compliance, and operations personnel and (ii) investment committee of the Adviser .12~~ the Co-Investment Transaction Allocation Committee.[8] The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its "***Internal Order***". The ~~final~~ Internal Order ~~with respect to any Regulated Fund~~ will be submitted for approval by the Required Majority of ~~such~~any participating Regulated ~~Fund(s)~~Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the "***External Submission***"), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.~~13~~

~~1   The reason for any such adjustment to a proposed order amount will be documented in writing and~~
~~2   preserved in the records of the Advisers.~~
~~-   9~~

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[8]   The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

[9]   The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions.

~~The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions.~~

~~10~~

If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. ~~The~~ Applicants represent that the Advisers' allocation review process ~~is~~will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process ~~is~~will be monitored and reviewed by the ~~legal and~~ compliance team, led by the ~~general counsel and~~ chief compliance officer, and approved by the Board of each Regulated Fund.

(c)   Approval of Potential Co-Investment Transactions

~~(e   Approval of Potential Co-Investment Transactions)~~

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that ~~the~~ Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, ~~the~~ Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, ~~the~~ Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in ~~the~~ Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund's Board. Each

Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity's portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

11

The Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investmentCo-Investment Transaction activity of the Regulated Fund's respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.   Delayed Settlement

2   Delayed Settlement
.

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

The Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding

21

more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3. Permitted Follow-On Investments and Approval of Follow-On Investments

3 Permitted Follow-On Investments and Approval of Follow-On Investments .

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as "*Standard Review Follow-Ons*." If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the "onboarding process" discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as "*Enhanced Review Follow-Ons*."

(a) Standard Review Follow-Ons

12

(a Standard Review Follow-Ons)

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A "*Pro Rata Follow-On Investment*" is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,14 [10] immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in the pro rata

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[10] See note 26, below.

Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund's Eligible Directors in accordance with Condition 8(c).

A "***Non-Negotiated Follow-On Investment***" is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

~~The~~ Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in accordance with Condition 10.

(b)   Enhanced Review Follow-Ons

(b   ~~Enhanced Review Follow-Ons~~
)

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an "onboarding process" whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.   Dispositions

4   ~~Dispositions~~
.

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as "***Standard Review Dispositions***") would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the

Disposition (hereinafter referred to as "***Enhanced Review Dispositions***") would be subject to the same "onboarding process" discussed in Section III.A.43.b. above and governed by Condition 7.

(a) Standard Review Dispositions

14   *See* note 29, below.

13

(a)   Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A "***Pro Rata Disposition***" is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;15 [11] and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.

In the case of a Tradable Security, approval of the required majority Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;16 [12] and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance with Condition 10.

(b) Enhanced Review Dispositions

(b)   Enhanced Review Dispositions

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[11]   See note 24, below.

[12]   In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

One or more Regulated Funds and/or one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.~~17~~[13] Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5. <u>Use of Wholly-Owned Investment Subs</u>

~~15~~ *~~See~~ ~~note 27, below.~~*

~~16~~ ~~In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.~~

~~17~~ ~~However, with respect to issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.~~

~~14~~

~~5.~~ ~~Use of Wholly-Owned Investment Subs~~

~~FCRD or a Future~~A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. ~~The~~ Applicants

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[13]   However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

The Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

The Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary's investments while, in the latter case, the Independent Party makes such determinations.

B.   Applicable Law

B   Applicable Law
.

1.   Section 17(d) and Section 57(a)(4)

1   Section 17(d) and Section 57(a)(4)
.

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

> Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

> - Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or
> Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who

controls the BDC);[14] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

- ~~Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);18 or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).~~

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

~~1 Also excluded from this category by Rule 57b-1 is any person who would otherwise be included~~
~~8 (a) solely because that person is directly or indirectly controlled by a business development~~
~~company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an~~
~~affiliated person of a person described in (a) above.~~

~~15~~

Section 2(a)(3)(C) defines an "affiliated person" of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines "any officer, director, partner, copartner, or employee" of an affiliated person as an affiliated person. Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.~~19~~[15]

2.   Rule 17d-1

~~2 Rule 17d-1~~
~~7~~

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[14]   Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.
[15]   See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) ("For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc."); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) ("While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client's management or policies, whether an investment company and another entity are under common control is a factual question…").

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

~~The~~ Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.~~20~~ [16] The Court of Appeals for the Second Circuit has enunciated a like

~~[19] See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) ("For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc."); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) ("While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client's management or policies, whether an investment company and another entity are under common control is a factual question…").~~

~~[20] See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.~~

~~16~~

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[16] See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 *et seq.*

rationale for the purpose behind Section 17(d): "The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants."~~21~~[17] Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is "similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies."~~22~~[18]

~~The~~ Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.   Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Existing Adviser is the investment adviser (and sub-adviser, if any) to, and may be deemed to control, each of the Existing Affiliated Funds, and an Adviser to Affiliated Funds will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control, any other Affiliated Fund; (ii) an Existing Adviser is the investment adviser (and sub-adviser, if any) to, and may be deemed to control, the ~~existing Regulated Funds~~Company and an Adviser will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control, any Future Regulated Fund; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent's investment adviser; and (iv) the Advisers to Affiliated Funds and the Advisers to Regulated Funds are under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds, including any BDC Downstream Fund, in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

~~In addition, because the Proprietary Accounts are controlled by an Adviser and, therefore, may be under common control with the Existing Advisers and any Future Regulated Funds, the Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.~~

---

[17]   Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[18]   H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) *reprinted* in 1980 U.S.C.C.A.N. 4827.

D.   Precedents

21   ~~Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).~~

22   ~~H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) *reprinted* in 1980 U.S.C.C.A.N. 4827.~~

~~17~~

~~D.~~ ~~Precedents~~

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.~~23~~ [19] Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. ~~The~~ Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite. We note, in particular, that the co-investment protocol to be followed by Applicants would be substantially similar to the protocol followed by (i) Apollo Investment Corporation and its affiliates, for which an order was issued on March 29, 2016 (the "***Apollo Order***")[20], (ii) Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017 (the "***Ares Order***")[21], (iii) Oak Tree and its affiliates, for which an order was issued on October 18, 2017 (the "***Oaktree Order***")[22] and (iv) THL Credit, Inc. and its affiliates, for which an order was issued on

---

[19]   See, *e.g.*, Rand Capital Corporation, et al. (File No. 812-15174) Release No. IC-34237 (Mar. 29, 2021) (order), Release No. IC-34218 (Mar. 1, 2021) (notice); Muzinich BDC, Inc., et al. (File No. 812-15086) Release No. IC-34219 (Mar. 2, 2021) (order), Release No. IC-34186 (Feb. 2, 2021) (notice); Principal Diversified Select Real Asset Fund, et al. (File No. 812-15083) Release No. IC- 34125 (Dec. 1, 2020) (order), Release No. IC-34086 (Nov. 4, 2020) (notice); 1WS Credit Income Fund, et al. (File No. 812-14997) Release No. IC-34036 (September 30, 2020) (order), Release No. IC-33959A (September 4, 2020) (notice); Invesco Advisers, Inc., et al. (File No. 812-15061) Release No. IC-33870 (May 19, 2020) (order), Release No. IC- 33844 (April 21, 2020) (notice); Blackstone Alternative Alpha Fund, et al. (File No. 812-14967) Release No. IC-33738 (Dec. 30, 2019) (order), Release No. IC-33707 (Dec. 2, 2019) (notice); New Mountain Finance Corporation, et al. (File No. 812-15030) Release No. IC-33656 (Oct. 8, 2019) (order), Release No. IC-33624 (Sept. 12, 2019) (notice); Nuveen Churchill BDC LLC, et al. (File No. 812-14898) Release No. IC-33503 (June 7, 2019) (order), Release No. IC-33475 (May 15, 2019) (notice); Pharos Capital BDC, Inc., et al. (File No. 812-14891) Release No. IC-33372 (February 8, 2019) (notice), Release No. 333-94 (March 11, 2019) (order); Stellus Capital Investment Corporation, et al. (File No. 812-14855) Release No. IC-33289 (November 6, 2018) (notice), Release No. IC-33316 (December 4, 2018) (order); Golub Capital BDC, Inc., et al. (File No. 812-13764) Release No. IC-32509 (February 27, 2017) (order), Release No. IC-32461 (January 31, 2017) (notice); Goldman Sachs BDC, Inc., et al. (File No. 812-14219) Release No. IC-32409 (January 4, 2017) (order), Release No. IC-32382 (December 7, 2016) (notice).

[20]   Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice).

[21]   Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice).

[22]   Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Release No. IC-32862 (October 18, 2017) (order), Release No. IC-32831 (September 22, 2017) (notice).

September 19, 2018 (the "***THL Credit Order***").[23] Due to the size and complexity of Applicants' operations, Applicants, consistent with the Apollo Order, the Ares Order, the Oaktree Order and the THL Credit Order, propose to limit the Potential Co-Investment Transactions that each Adviser would be notified of to those investments that would be consistent with each fund's then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to extend existing precedents to obtain exemptive relief to permit co-investments by BDC Downstream Funds that are not wholly owned subsidiaries of the Regulated Funds, subject to appropriate safeguards built into proposed Conditions.

~~The Commission also has issued orders extending co-investment relief to proprietary accounts.~~

Applicants believe that the relief requested herein is consistent with the policy underlying the Apollo Order, the Ares Order, the Oaktree Order and the THL Credit Order, as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

I
V
. ~~STATEMENT IN SUPPORT OF RELIEF REQUESTED~~

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. ~~The~~ Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A. Potential Benefits

A
. ~~Potential Benefits~~

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

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[23]   THL Credit, Inc., et al. (File No. 812-14807) Release No. IC-33239 (September 19, 2018) (order), Release No. IC-33213 (August 24, 2018) (notice).

2
3
- See, e.g., Yieldstreet Prism Fund Inc., et al., (File No. 812-15038) Investment Company Act Rel. Nos. 34050 (October 15, 2020) (notice) and 34090 (November 10, 2020) (order); Rand Capital Corporation, et al., (File No. 812-15108) Investment Company Act Rel. Nos. 34006 (September 11, 2020) (notice) and 34046 (October 7, 2020) (order); 1WS Credit Income Fund, et al., (File No. 812-14997) Investment Company Act Rel. Nos. 33959A (September 4, 2020) (notice) and 34036 (September 30, 2020) (order); Morgan Stanley Direct Lending Fund, et al., (File No. 812-15057) Investment Company Act Rel. Nos. 33958A (August 28, 2020) (notice) and 34016 (September 18, 2020) (order) ; FS Global Credit Opportunities Fund, et al., (File No. 812-14987) Investment Company Rel. Nos. 33927 (July 15, 2020) (notice) and 33968 (August 11, 2020) (order); Runway Growth Credit Fund, Inc., et al., (File No. 812-15105) Investment Company Act Rel. Nos. 33925 (July 13, 2020) (notice) and 33967 (August 10, 2020) (order); OFS Capital Corp., et al., (File No. 812-14909) Investment Company Act Rel. Nos. 33922 (July 8, 2020) (notice) and 33962 (August 4, 2020) (order); Conversus Stepstone Private Markets, et al., (File No. 812-15072) Investment Company Act Rel. Nos. 33913 (June 25, 2020) (notice and 33930 (July 21, 2020) (order); Veragon Capital Corporation, et al., (File No. 812-15059) Investment Company Act Rel. Nos. 33867 (May 18, 2020) (notice) and 33892 (June 15, 2020) (order); FS Credit Income Fund, et al. (File No. 812-14905) Investment Company Act Rel. Nos. 33838 (April 22, 2020) (notice) and 33871 (May 19, 2020) (order); Invesco Advisers, Inc., et al. (File No. 812-15061) Investment Company Act Rel. Nos. 33844 (April 21, 2020) (notice) and 33870 (May 19, 2020) (order); Great Elm Capital Corp., et al. (File No. 812-15019) Investment Company Act Rel. Nos. 33839 (April 15, 2020) (notice) and 33864 (May 12, 2020) (order); AIP Private Equity Opportunities Fund I A LP, et al. (File No. 812-15047) Investment Company Act Rel. Nos. 33818 (March 16, 2020) (notice) and 33850 (April 22, 2020) (order); Kayne Anderson MLP/Midstream Investment Company, et al. (File No. 812-14940) Investment Company Act Rel. Nos. 33742 (January 8, 2020) (notice) and 33798 (February 4, 2020) (order); Prospect Capital Corporation, et al. (File No. 812-14977) Investment Company Act Rel. Nos. 33716 (December 16, 2019) (notice) and 33745 (January 13, 2020) (order); New Mountain Finance Corporation, et al. (File No. 812-15030) Investment Company Act Rel. Nos. 33624 (Sept. 12, 2019) (notice) and 33656 (Oct. 8, 2019) (order); Nuveen Churchill BDC LLC, et al. (File No. 812-14898) Investment Company Act Rel. Nos. 33475 (May 15, 2019) (notice) and 33503 (June 7, 2019) (order); Pharos Capital BDC, Inc., et al. (File No. 812-14891) Investment Company Act Rel. Nos. 33372 (February 8, 2019) (notice) and 33394 (March 11, 2019) (order); THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); AB Private Credit Investors Corp., et al. (File No. 812-14925) Investment Company Act Rel. Nos. 33152 (July 9, 2018) (notice) and 33191 (August 6, 2018) (order).

18

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determinedwill determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others

who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.   Protective Representations And Conditions

B   Protective Representations and Conditions

.

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

The Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the "***Holders***") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the "***Shares***"), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the

provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.   CONFICTIONS

V   CONDITIONS
.

The Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.   Identification and Referral of Potential Co-Investment Transactions

1   Identification and Referral of Potential Co-Investment Transactions
.

(a)   The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)   When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   Board Approvals of Co-Investment Transactions

2   Board Approvals of Co-Investment Transactions
.

(a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in sectionSection III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with these Conditions.

(c)   After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if,

prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund's equity holders; and

(B) the Regulated Fund's then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

~~20~~

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their

affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party's investment; and

(iv)   the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or ~~indirect24~~ indirect[24] financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.   Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   General Limitation

~~3.   Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.~~
. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[25] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.   Same Terms and Conditions

~~4.   General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,25 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.~~
. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.   Standard Review Dispositions.

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[24]   For example, procuring the Regulated Fund's investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[25]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

~~21~~

(a) *General*. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i) the Adviser to such Regulated Fund or Affiliated ~~Fund26~~Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) *Same Terms and Conditions*. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c) *No Board Approval Required*. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;~~27~~ [26] (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the

---

[26] In the case of any Disposition, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Disposition.

ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)   each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)   *Standard Board Approval.* In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

7.   Enhanced Review Dispositions.

7   Enhanced Review Dispositions.

(a)   *General.* If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

26   Any Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

27   In the case of any Disposition, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Disposition.

22

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval.* The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

38

(i)   the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)   the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)   *Additional Requirements*: The Disposition may only be completed in reliance on the Order if:

(i)   *Same Terms and Conditions*. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and ~~conditions~~Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)   *Original Investments*. All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(iii)   *Advice of counsel*. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)   *Multiple Classes of Securities*. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is ~~immaterial28~~ immaterial[27] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)   *No control*. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.   Standard Review Follow-Ons.

8   Standard Review Follow-Ons.
.

---

[27]   In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(a) *General*. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

23

(i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) *No Board Approval Required*. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)   (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,~~29~~ [28] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)   it is a Non-Negotiated Follow-On Investment.

(c) *Standard Board Approval*. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and

---

[28]   To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)   *Allocation*. If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in ~~section~~Section III.A.1.b. above.

~~29~~ ~~To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.~~

(e)   *Other Conditions*. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.   Enhanced Review Follow-Ons.

~~9.   Enhanced Review Follow-Ons.~~

(a)   *General*. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)	the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)	*Enhanced Board Approval*. The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c)	*Additional Requirements*. The Follow-On Investment may only be completed in reliance on the Order if:

(i)	*Original Investments*. All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(ii)	*Advice of counsel*. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)	*Multiple Classes of Securities*. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

25

(iv)	*No control*. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)	*Allocation*. If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in ~~section~~Section III.A.1.b. above.

(e)   *Other Conditions*. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.   Board Reporting, Compliance and Annual Re-Approval

~~1 Board Reporting, Compliance and Annual Re-Approval 0 .~~

(a)   Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors~~,~~ may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)   All information presented to the Regulated Fund's Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and Conditions of the ~~application~~Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)   The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund's best interests.

11.____Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.____Director Independence. No Independent Director of a Regulated Fund (including the non-interested members of any Independent Party) will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the Act) of any Affiliated Fund.

13.____Expenses

~~1   Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of~~
~~1   the Act as if each of the Regulated Funds were a BDC and each of the investments permitted~~
~~.   under these Conditions were approved by the Required Majority under Section 57(f).~~
. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.____Transaction Fees.[29] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.____Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

---

[29]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

VI. PROCEDURAL MATTERS

~~1~~ ~~Director Independence. No Independent Director (including the non-interested members of any~~
~~2~~ ~~Independent Party) of a Regulated Fund will also be a director, general partner, managing member~~
~~.~~ ~~or principal, or otherwise be an "affiliated person" (as defined in the Act) of any Affiliated Fund.~~

A.   Communications

~~1~~ ~~Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities~~
~~3~~ ~~acquired in a Co-Investment Transaction (including, without limitation, the expenses of the~~
~~.~~ ~~distribution of any such securities registered for sale under the Securities Act) will, to the extent~~
~~not payable by the Advisers under their respective advisory agreements with the Regulated Funds~~
~~and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds~~
~~in proportion to the relative amounts of the securities held or being acquired or disposed of, as the~~
~~case may be.~~

~~1~~ ~~Transaction Fees.30 Any transaction fee (including break-up, structuring, monitoring or~~
~~4~~ ~~commitment fees but excluding brokerage or underwriting compensation permitted by~~
~~.~~ ~~Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be~~
~~distributed to the participants on a pro rata basis based on the amounts they invested or~~
~~committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be~~
~~held by an Adviser pending consummation of the transaction, the fee will be deposited into an~~
~~account maintained by the Adviser at a bank or banks having the qualifications prescribed in~~
~~Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided~~
~~pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated~~
~~Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any~~
~~additional compensation or remuneration of any kind as a result of or in connection with a~~
~~Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated~~
~~Funds, the pro rata transaction fees described above and fees or other compensation described in~~
~~Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e)~~
~~or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance~~
~~with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated~~
~~Fund(s) and its Adviser.~~

~~1~~ ~~Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a~~
~~5~~ ~~Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated~~
~~.~~ ~~Fund's other shareholders (not including the Holders) when voting on (1) the election of directors;~~
~~(2) the removal of one or more directors; or (3) any other matter under either the Act or applicable~~
~~State law affecting the Board's composition, size or manner of election.~~

~~V~~ **~~PROCEDURAL MATTERS~~**
~~I.~~

~~A~~ ~~Communications~~
~~.~~

Please address all communications concerning this Application and the Notice and Order to:

c/o Silver Point Capital, L.P.
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
Attention: Steven Weiser

Sabrina Rusnak-Carlson
First Eagle Alternative Capital BDC, Inc.
500 Boylston Street
Boston, MA 02116
(800203) 450-4424542-4200

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3406

David Blass, Esq.
Rajib Chanda, Esq.
Christopher Healey, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001

3
0
-
The Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

B.   Authorization

27

B   Authorization
.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 27th28th day of MayJuly, 2021.

Silver Point Specialty Credit Fund, L.P.

By: Silver Point Specialty Credit Fund Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

FIRST EAGLE ALTERNATIVE CAPITAL BDC, INC.

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: Chief Executive Officer

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By: /s/ David O'Connor

Name: David O'Connor
Title: General Counsel

FIRST EAGLE ALTERNATIVE CREDIT, LLC

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE ALTERNATIVE CAPITAL HOLDINGS, INC.

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: Chief Executive Officer

FIRST EAGLE BDC, LLC

By: /s/ David O'Connor

Name: David O'Connor

Titl
e: President, Treasurer and
        Secretary

Silver Point Specialty Credit Fund Management, LLC

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

FIRST EAGLE ALTERNATIVE
CREDIT EU, LLC

By: /s/ Terrence W. Olson

    Na   Terrence W. Olson
    me:
    Titl   Chief Operating Officer and
    e: Chief Financial Officer

FIRST EAGLE CREDIT
OPPORTUNITIES FUND

By: /s/ David O'Connor

    Na   David O'Connor
    me:
    Titl   General Counsel
    e:

28

FIRST EAGLE CREDIT
OPPORTUNITIES FUND SPV, LLC

By: First Eagle Credit Opportunities
        Fund, its Designated Manager

By: /s/ David O'Connor

    Na   David O'Connor
    me:
    Titl   General Counsel
    e:

FIRST EAGLE DIRECT LENDING
FUND I, LP

By: First Eagle Direct Lending I GP LLC, its General Partner

By: /s/ David O'Connor
_____

Name: David O'Connor
Title: General Counsel and Secretary

FIRST EAGLE DIRECT LENDING FUND I (EE), LP

By: First Eagle Direct Lending I GP LLC, its General Partner

By: /s/ David O'Connor
_____

Name: David O'Connor
Title: General Counsel and Secretary

FIRST EAGLE DIRECT LENDING FUND I (PARALLEL), LP

By: First Eagle Direct Lending I GP LLC, its General Partner

By: /s/ David O'Connor
_____

Name: David O'Connor
Title: General Counsel and Secretary

FIRST EAGLE DL FUND I AGGREGATOR LLC

By: /s/ Christopher J. Flynn
_____

Name: Christopher J. Flynn
Title: President

Silver Point Capital Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

29

NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC

By: First Eagle Alternative Credit, LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE BERKELEY FUND CLO LLC

By: First Eagle Alternative Credit, LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE COMMERCIAL LOAN FUNDING 2016-1 LLC

By: First Eagle Alternative Credit, LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Title: President

FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC

By: First Eagle Alternative Credit, LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Title: President

FIRST EAGLE DARTMOUTH HOLDING LLC

By: First Eagle DL Fund I Aggregator LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Title: President

30

NEWSTAR FAIRFIELD FUND CLO LTD.

By: First Eagle Alternative Credit, LLC, its Collateral Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Title: President

FIRST EAGLE WAREHOUSE
FUNDING I LLC

By: First Eagle DL Fund I Aggregator
LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

LAKE SHORE MM CLO I LTD.

By: First Eagle Alternative Credit,
LLC,
its Investment Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE DIRECT LENDING
FUND III, LLC

By: First Eagle Direct Lending
Manager III, LLC, its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: Chief Executive Officer

31

FIRST EAGLE DIRECT LENDING
CO-INVEST III (E), LLC

By First Eagle Direct Lending
Manager III, LLC, its Manager

By /s/ Christopher J. Flynn
_____

Name: Christopher J. Flynn
Title: Chief Executive Officer

FIRST EAGLE DIRECT LENDING
CO-INVEST III, LLC

By First Eagle Direct Lending
Manager III, LLC, its Manager

By /s/ Christopher J. Flynn
_____

Name: Christopher J. Flynn
Title: Chief Executive Officer

FIRST EAGLE DIRECT LENDING
FUND III (A), LLC

By First Eagle Direct Lending
Manager III, LLC, its Manager

By /s/ Christopher J. Flynn
_____

Name: Christopher J. Flynn
Title: Chief Executive Officer

LAKE SHORE MM CLO II LTD.

By First Eagle Alternative Credit EU,
LLC, its Investment Manager

By /s/ Christopher J. Flynn
_____

Name: Christopher J. Flynn
Title: Chief Executive Officer

LAKE SHORE MM CLO III LLC

By: First Eagle Alternative Credit, LLC,
its Investment Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE DIRECT LENDING FUND IV, LLC

By: First Eagle Alternative Credit, LLC,
its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE DIRECT LENDING LEVERED FUND IV, LLC

By: First Eagle Alternative Credit, LLC, its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE DIRECT LENDING IV CO-INVEST, LLC

By: First Eagle Alternative Credit, LLC, its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE DIRECT LENDING LEVERED FUND IV SPV, LLC

By: First Eagle Direct Lending Levered Fund IV, LLC, its Manager
By: First Eagle Alternative Credit, LLC, its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE DIRECT LENDING V-A, LLC

By: First Eagle Alternative Credit, LLC, its Management Member

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE DIRECT LENDING V-B, LLC

By: First Eagle Alternative Credit, LLC, its Management Member

By: /s/ Christopher J. Flynn

Name: ~~Christopher J. Flynn~~

Title: ~~President~~

~~FIRST EAGLE DIRECT LENDING V-C SCSP~~

By: ~~First Eagle DL V GP, S.à r.l., its General Partner~~

By: ~~/s/ Paul Cornet~~

Name: ~~Paul Cornet~~

Title: ~~Manager~~

By: ~~/s/ Franck Willaime~~

Name: ~~Franck Willaime~~

Title: ~~Manager~~

Silver Point Capital Offshore Fund, Ltd.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Capital Offshore Master Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

~~33~~

SOUTH SHORE V LLC

By: /s/ Robert Hickey

Name: Robert Hickey

Title: Authorized Person

WIND RIVER 2018-1 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Investment Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Title: President

WIND RIVER 2018-2 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Investment Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Title: President

WIND RIVER 2018-3 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Investment Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Titl President
e:

WIND RIVER 2019-1 CLO LTD.

B First Eagle Alternative Credit EU,
y LLC, its Investment Manager
:

B /s/ Christopher J. Flynn
y
:
   Na   Christopher J. Flynn
   me:
   Titl   President
   e:

WIND RIVER 2019-2 CLO LTD.

B First Eagle Alternative Credit,
y LLC, its Warehouse Collateral
: Manager

B /s/ Christopher J. Flynn
y
:
   Na   Christopher J. Flynn
   me:
   Titl   President
   e:

WIND RIVER 2019-3 CLO LTD.

B First Eagle Alternative Credit,
y LLC, its Investment Manager
:

B /s/ Christopher J. Flynn
y
:
   Na   Christopher J. Flynn
   me:
   Titl   President
   e:

WIND RIVER 2020-1 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Investment Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

WIND RIVER 2021-1 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Asset Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

WIND RIVER 2021-2 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Collateral Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

BIGHORN III, LTD.

By: First Eagle Alternative Credit, LLC, its Warehouse Collateral Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

By: Silver Point Distressed Opportunities
Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

36

NEWSTAR COMMERCIAL LOAN
FUNDING 2017-1 LLC

By: First Eagle Alternative Credit,
LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE CLARENDON FUND
CLO LLC

By: First Eagle Alternative Credit,
LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

NEWSTAR EXETER FUND CLO
LLC

By: First Eagle Alternative Credit,
LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

ARCH STREET CLO, LTD.

By: First Eagle Alternative Credit, LLC, its Collateral Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE BSL CLO 2019-1 LTD.

By: First Eagle Alternative Credit, LLC, its Collateral Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

HULL STREET CLO, LTD.

By: First Eagle Alternative Credit, LLC, its Collateral Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

37

LONGFELLOW PLACE CLO, LTD.

By: First Eagle Alternative Credit,
LLC, its Collateral Manager

By: /s/ Christopher J. Flynn
_____

Name: Christopher J. Flynn
Title: President

STANIFORD STREET CLO, LTD.

By: First Eagle Alternative Credit,
LLC, its Collateral Manager

By: /s/ Christopher J. Flynn
_____

Name: Christopher J. Flynn
Title: President

FIRST EAGLE STRATEGIC
FUNDING, LLC

By: /s/ Terrence W. Olson
_____

Name: Terrence W. Olson
Title: Chief Operating Officer and
Chief Financial Officer

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated May 27, 2021, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

FIRST EAGLE ALTERNATIVE
CAPITAL BDC, INC.

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: Chief Executive Officer

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By: /s/ David O'Connor

Name: David O'Connor
Title: General Counsel

FIRST EAGLE ALTERNATIVE CREDIT, LLC

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE ALTERNATIVE CAPITAL HOLDINGS, INC.

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: Chief Executive Officer

FIRST EAGLE BDC, LLC

By: /s/ David O'Connor

Name: David O'Connor
Title: President, Treasurer and Secretary

Silver Point Distressed Opportunities Offshore Fund, L.P.

63

By: Silver Point Distressed Opportunities
Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

FIRST EAGLE ALTERNATIVE
CREDIT EU, LLC

By: /s/ Terrence W. Olson

Name: Terrence W. Olson
Title: Chief Operating Officer and Chief Financial Officer

FIRST EAGLE CREDIT
OPPORTUNITIES FUND

By: /s/ David O'Connor

Name: David O'Connor
Title: General Counsel

Silver Point Distressed Opportunities Offshore
Master Fund, L.P.

By: Silver Point Distressed Opportunities
Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

39

FIRST EAGLE CREDIT
OPPORTUNITIES FUND SPV, LLC

By First Eagle Credit Opportunities Fund, its Designated Manager

By /s/ David O'Connor

Name: David O'Connor
Title: General Counsel

FIRST EAGLE DIRECT LENDING FUND I, LP

By First Eagle Direct Lending I GP LLC, its General Partner

By /s/ David O'Connor

Name: David O'Connor
Title: General Counsel and Secretary

FIRST EAGLE DIRECT LENDING FUND I (EE), LP

By First Eagle Direct Lending I GP LLC, its General Partner

By /s/ David O'Connor

Name: David O'Connor
Title: General Counsel and Secretary

FIRST EAGLE DIRECT LENDING FUND I (PARALLEL), LP

By First Eagle Direct Lending I GP LLC, its General Partner

By /s/ David O'Connor

Name: David O'Connor
Title: General Counsel and Secretary

FIRST EAGLE DL FUND I AGGREGATOR LLC

65

By /s/ Christopher J. Flynn
_____

    Name: Christopher J. Flynn
    Title: President

NEWSTAR ARLINGTON SENIOR
LOAN PROGRAM LLC

By First Eagle Alternative Credit,
LLC, its Designated Manager

By /s/ Christopher J. Flynn
_____

    Name: Christopher J. Flynn
    Title: President

40

FIRST EAGLE BERKELEY FUND
CLO LLC

By First Eagle Alternative Credit,
LLC, its Designated Manager

By /s/ Christopher J. Flynn
_____

    Name: Christopher J. Flynn
    Title: President

FIRST EAGLE COMMERCIAL
LOAN FUNDING 2016-1 LLC

By First Eagle Alternative Credit,
LLC, its Designated Manager

By /s/ Christopher J. Flynn
_____

    Name: Christopher J. Flynn
    Title: President

FIRST EAGLE COMMERCIAL
LOAN ORIGINATOR I LLC

By: First Eagle Alternative Credit, LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE DARTMOUTH HOLDING LLC

By: First Eagle DL Fund I Aggregator LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

NEWSTAR FAIRFIELD FUND CLO LTD.

By: First Eagle Alternative Credit, LLC, its Collateral Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE WAREHOUSE FUNDING I LLC

By: First Eagle DL Fund I Aggregator LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

Silver Point Distressed Opportunity Institutional Partners, L.P.
41

LAKE SHORE MM CLO I LTD.

By: First Eagle Alternative Credit, LLC,
its Investment Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

FIRST EAGLE DIRECT LENDING FUND III, LLC

By: First Eagle Direct Lending Manager III, LLC, its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: Chief Executive Officer

FIRST EAGLE DIRECT LENDING CO-INVEST III (E), LLC

By: First Eagle Direct Lending Manager III, LLC, its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: Chief Executive Officer

FIRST EAGLE DIRECT LENDING CO-INVEST III, LLC

By: First Eagle Direct Lending Manager III, LLC, its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: Chief Executive Officer

FIRST EAGLE DIRECT LENDING FUND III (A), LLC

By: First Eagle Direct Lending Manager III, LLC, its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: Chief Executive Officer

By: Silver Point Distressed Opportunities
Management, LLC as its investment adviser

By: /s/ Steven E. Weiser

Name: Steven E. Weiser
Title: Authorized Signatory

42

LAKE SHORE MM CLO II LTD.

By: First Eagle Alternative Credit EU, LLC, its Investment Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: Chief Executive Officer

LAKE SHORE MM CLO III LLC

By: First Eagle Alternative Credit, LLC,
its Investment Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Title: President

FIRST EAGLE DIRECT LENDING FUND IV, LLC

By: First Eagle Alternative Credit, LLC,
its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Title: President

FIRST EAGLE DIRECT LENDING LEVERED FUND IV, LLC

By: First Eagle Alternative Credit, LLC, its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Title: President

FIRST EAGLE DIRECT LENDING IV CO-INVEST, LLC

By: First Eagle Alternative Credit, LLC, its Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Titl   President
e:

FIRST EAGLE DIRECT LENDING
LEVERED FUND IV SPV, LLC

B   First Eagle Direct Lending Levered
y   Fund IV, LLC, its Manager
:

B   First Eagle Alternative Credit,
y   LLC, its Manager
:

B   /s/ Christopher J. Flynn
y
:
     Na   Christopher J. Flynn
     me:
     Titl   President
     e:

43

FIRST EAGLE DIRECT LENDING
V-A, LLC

B   First Eagle Alternative Credit,
y   LLC, its Management Member
:

B   /s/ Christopher J. Flynn
y
:
     Na   Christopher J. Flynn
     me:
     Titl   President
     e:

FIRST EAGLE DIRECT LENDING
V-B, LLC

B   First Eagle Alternative Credit,
y   LLC, its Management Member
:

B   /s/ Christopher J. Flynn
y
:
     Na   Christopher J. Flynn
     me:

Titl President
e:

FIRST EAGLE DIRECT LENDING
V-C SCSP

B   First Eagle DL V GP, S.à r.l., its
y   General Partner
:

B   /s/ Paul Cornet
y
:

Na   Paul Cornet
me:
Titl   Manager
e:

B   /s/ Franck Willaime
y
:

Na   Franck Willaime
me:
Titl   Manager
e:

44

SOUTH SHORE V LLC

B   /s/ Robert Hickey
y
:

Na   Robert Hickey
me:
Titl   Authorized Person
e:

Silver Point Distressed Opportunity Institutional
Partners (Offshore), L.P.
45

WIND RIVER 2018-1 CLO LTD.

B   First Eagle Alternative Credit,
y   LLC, its Investment Manager
:

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

WIND RIVER 2018-2 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Investment Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

WIND RIVER 2018-3 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Investment Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By: /s/ Steven E. Weiser

Name: Steven E. Weiser
Title: Director

46

WIND RIVER 2019-1 CLO LTD.

By: First Eagle Alternative Credit EU, LLC, its Investment Manager

By: /s/ Christopher J. Flynn
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

Name: Christopher J. Flynn
Title: President

WIND RIVER 2019-2 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Warehouse Collateral Manager

By: /s/ Christopher J. Flynn
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

Name: Christopher J. Flynn
Title: President

WIND RIVER 2019-3 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Investment Manager

By: /s/ Christopher J. Flynn
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

Name: Christopher J. Flynn
Title: President

WIND RIVER 2020-1 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Investment Manager

By: /s/ Christopher J. Flynn
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

Name: Christopher J. Flynn
Title: President

WIND RIVER 2021-1 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Asset Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

WIND RIVER 2021-2 CLO LTD.

By: First Eagle Alternative Credit, LLC, its Collateral Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

BIGHORN III, LTD.

By: First Eagle Alternative Credit, LLC, its Warehouse Collateral Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC

By: First Eagle Alternative Credit, LLC, its Designated Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn

Titl President
e:

FIRST EAGLE CLARENDON FUND
CLO LLC

B First Eagle Alternative Credit,
y LLC, its Designated Manager
:

B /s/ Christopher J. Flynn
y
:
    Na   Christopher J. Flynn
    me:
    Titl President
    e:

NEWSTAR EXETER FUND CLO
LLC

B First Eagle Alternative Credit,
y LLC, its Designated Manager
:

B /s/ Christopher J. Flynn
y
:
    Na   Christopher J. Flynn
    me:
    Titl President
    e:

ARCH STREET CLO, LTD.

B First Eagle Alternative Credit,
y LLC, its Collateral Manager
:

B /s/ Christopher J. Flynn
y
:
    Na   Christopher J. Flynn
    me:
    Titl President
    e:

FIRST EAGLE BSL CLO 2019-1
LTD.

B First Eagle Alternative Credit,
y LLC, its Collateral Manager
:

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

HULL STREET CLO, LTD.

By: First Eagle Alternative Credit, LLC, its Collateral Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

48

LONGFELLOW PLACE CLO, LTD.

By: First Eagle Alternative Credit, LLC, its Collateral Manager

By: /s/ Christopher J. Flynn

Name: Christopher J. Flynn
Title: President

STANIFORD STREET CLO, LTD.

B
y
:
First Eagle Alternative Credit, LLC, its Collateral Manager

B
y
:
/s/ Christopher J. Flynn

Na me:
Christopher J. Flynn

Titl e:
President

FIRST EAGLE STRATEGIC FUNDING, LLC

B
y
:
/s/ Terrence W. Olson

Na me:
Terrence W. Olson

Titl e:
Chief Operating Officer and Chief Financial Officer

Silver Point Distressed Opportunities Management, LLC
49

APPENDIX A

Below is a list of the Existing Affiliated Funds other than the Proprietary Accounts. All such Existing Affiliated Funds are advised by Existing Advisers:

1. First Eagle Credit Opportunities Fund SPV, LLC. This fund's designated manager is First Eagle Credit Opportunities Fund.

2. First Eagle Direct Lending Fund I, LP. This fund is managed by First Eagle Alternative Credit, LLC.

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Capital, L.P.

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

3. ~~First Eagle Direct Lending Fund I (EE), LP. This fund is managed by First Eagle Alternative Credit, LLC.~~

Silver Point Select Opportunities Fund A, L.P.

By: Silver Point Capital, L.P., as its investment
     adviser

4. ~~First Eagle Direct Lending Fund I (Parallel), LP. This fund is managed by First Eagle Alternative Credit, LLC.~~

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II, L.P.

By: Silver Point Specialty Credit Fund II
    Management, LLC, as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore), L.P.

By: Silver Point Specialty Credit Fund II
     Management, LLC, as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II Mini-Master Fund, L.P.

By: Silver Point Specialty Credit Fund II
     Management, LLC, as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

5. ~~First Eagle DL Fund I Aggregator LLC. This fund is managed by First Eagle Alternative Credit, LLC.~~

Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

6. ~~NewStar Arlington Senior Loan Program LLC. This fund is managed by First Eagle Alternative Credit, LLC.~~

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II Management, LLC

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Existing Affiliated Funds

The Existing Affiliated Funds are categorized into seven different asset classes, with multiple investment strategies within each asset class (although the strategies do not represent formal legal entities). Each Existing Affiliated Fund is a separate and distinct legal entity and each relies on the exclusion from status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). All Existing Affiliated Funds are currently advised by Advisers to Affiliated Funds.

Each of the "Capital Funds", "Distressed Funds" and "Distressed Institutional Funds" has a global opportunistic mandate, and will look to make investments in debt, equity or other securities, obligations or instruments, with a particular focus on misvalued, stressed or distressed credit investments. The "Specialty Credit II Funds" will look primarily to originate loans to small and middle market companies and invest in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets.

1.   Capital Funds: The Capital Domestic Fund was organized as a Delaware limited partnership on December 21, 2001. The Capital Offshore Fund was organized as a Cayman Islands exempted company on January 4, 2002. The Capital Master Fund was organized as a Cayman Islands exempted limited partnership on September 9, 2008. The Capital Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Capital Master Fund. Silver Point Capital General Partner, LLC serves as the general partner of the Capital Domestic Fund and Silver Point Capital Offshore General Partner, LLC serves as the general partner of the Capital Master Fund. The "Capital Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Capital Fund, L.P. (the "***Capital Domestic Fund***"), which is managed by SPC

(b)   Silver Point Capital Offshore Fund, Ltd. (the "***Capital Offshore Fund***"), which is managed by SPC

(c)   Silver Point Capital Offshore Master Fund, L.P. (the "***Capital Master Fund***"), which is managed by SPC

2.   Distressed Funds: The Distressed Domestic Fund was organized as a Delaware limited partnership on September 12, 2016. The Distressed Offshore Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Master Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Master Fund. The "Distressed Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Distressed Opportunities Fund, L.P. (the "***Distressed Domestic Fund***"), which is managed by Distressed Opportunities Management

(b)   Silver Point Distressed Opportunities Offshore Fund, L.P. (the "***Distressed Offshore Fund***"), which is managed by Distressed Opportunities Management

(c)   Silver Point Distressed Opportunities Offshore Master Fund, L.P. (the "***Distressed Master Fund***"), which is managed by Distressed Opportunities Management

3.   Distressed Institutional Funds: The Distressed Institutional Domestic Fund was organized as a Delaware limited partnership on July 14, 2017. The Distressed Institutional Offshore Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Master Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Institutional Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Institutional Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Institutional Master Fund. The "Distressed Institutional Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Distressed Opportunity Institutional Partners, L.P. (the "***Distressed Institutional Domestic Fund***"), which is managed by Distressed Opportunities Management

(a)   Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P. (the "***Distressed Institutional Offshore Fund***"), which is managed by Distressed Opportunities Management

(b)   Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (the "***Distressed Institutional Master Fund***"), which is managed by Distressed Opportunities Management

4.   Select Opportunities Fund: Silver Point Select Opportunities Fund A, L.P. (the "***Select Opportunities Fund***"), which is managed by SPC, was organized as a Delaware limited partnership on February 7, 2014. Silver Point Select General Partner, LLC serves as the general partner of the Select Opportunities Fund. The Select Opportunities Fund generally invests (1) on an "overflow basis" alongside other funds managed by Advisers, in each case, after such funds have received their entire desired share of each investment opportunity falling within their respective investment programs (including through co-investments alongside a particular fund or funds) and (2) in investment opportunities within or outside the strategies of such funds that are not pursued by such funds.

5.   Specialty Credit II Funds: The Specialty Credit II Domestic Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Silver Point Specialty Credit Fund II (Offshore) B, L.P. was organized as a Cayman Islands exempted limited partnership on November 20, 2020. The Silver Point Specialty Credit Fund II (Offshore) C, L.P. was organized as a Cayman Islands exempted limited partnership on May 28, 2021. The Specialty Credit II Domestic Mini-Master Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Mini-Master Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Specialty Credit II Offshore Fund and the Specialty Credit II Offshore Fund B intend to invest, indirectly through intermediate vehicles, substantially all of their respective assets in a "master-feeder" structure into the Specialty Credit II Domestic Mini-Master Fund and the Specialty Credit II Offshore Mini-Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of each of the Specialty Credit II Funds. The "Specialty Credit II Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Specialty Credit Fund II, L.P. (the "***Specialty Credit II Domestic Fund***"), which is managed by Specialty Credit II Management

(b)   Silver Point Specialty Credit Fund II (Offshore), L.P. (the "*Specialty Credit II Offshore Fund*"), which is managed by Specialty Credit II Management

(c)   Silver Point Specialty Credit Fund II (Offshore) B, L.P. (the "*Specialty Credit II Offshore Fund B*"), which is managed by Specialty Credit II Management

(d)   Silver Point Specialty Credit Fund II (Offshore) C, L.P. (the "*Specialty Credit II Offshore Fund C*"), which is managed by Specialty Credit II Management

(e)   Silver Point Specialty Credit Fund II Mini-Master Fund, L.P. (the "*Specialty Credit II Domestic Mini-Master Fund*"), which is managed by Specialty Credit II Management

(f)   Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P. (the "*Specialty Credit II Offshore Mini-Master Fund*"), which is managed by Specialty Credit II Management

7. First Eagle Berkeley Fund CLO LLC. This fund's designated manager is First Eagle Alternative Credit, LLC.

8. First Eagle Commercial Loan Funding 2016-1 LLC. This fund's designated manager is First Eagle Alternative Credit, LLC.

9. First Eagle Commercial Loan Originator I LLC. This fund's designated manager is First Eagle Alternative Credit, LLC.

10. NewStar Fairfield Fund CLO Ltd. This fund's collateral manager is First Eagle Alternative Credit, LLC.

11. First Eagle Warehouse Funding I LLC. This fund's designated manager is First Eagle DL Fund I Aggregator LLC.

12. First Eagle Dartmouth Holding LLC. This fund's designated manager is First Eagle DL Fund I Aggregator.

13. First Eagle Direct Lending Fund III LLC. This fund is managed by First Eagle Alternative Credit, LLC.

14. First Eagle Direct Lending Co-Invest III (E) LLC. This fund is managed by First Eagle Alternative Credit, LLC.

15. First Eagle Direct Lending Co-Invest III LLC. This fund is managed by First Eagle Alternative Credit, LLC.

16. First Eagle Direct Lending Fund III (A) LLC. This fund is managed by First Eagle Alternative Credit, LLC.

17. First Eagle Direct Lending Fund IV, LLC. This fund is managed by First Eagle Alternative Credit, LLC.

18. First Eagle Direct Lending Levered Fund IV, LLC. This fund is managed by First Eagle Alternative Credit, LLC.

19. First Eagle Direct Lending IV Co-Invest, LLC. This fund is managed by First Eagle Alternative Credit, LLC.

20. First Eagle Direct Lending Levered Fund IV SPV, LLC. This fund is managed by First Eagle Alternative Credit, LLC.

21. Lake Shore MM CLO I Ltd. This fund is managed by First Eagle Alternative Credit, LLC.

22. Lake Shore MM CLO II Ltd. This fund is managed by First Eagle Alternative Credit EU, LLC.

23. Lake Shore MM CLO III LLC. This fund is managed by First Eagle Alternative Credit, LLC.

24. First Eagle Direct Lending V-A, LLC. This fund's managing member is First Eagle Alternative Credit, LLC.

25. First Eagle Direct Lending V-B, LLC. This fund's managing member is First Eagle Alternative Credit, LLC.

26. First Eagle Direct Lending V-C SCSP. This fund's general partner is First Eagle DL V GP, S.à r.l.

27. South Shore V LLC.

B-1

28. Wind River 2018-1 CLO Ltd. The fund is managed by First Eagle Alternative Credit, LLC.

29. Wind River 2018-2 CLO Ltd. The fund is managed by First Eagle Alternative Credit, LLC.

30. Wind River 2018-3 CLO Ltd. The fund is managed by First Eagle Alternative Credit, LLC.

31. Wind River 2019-1 CLO Ltd. The fund is managed by First Eagle Alternative Credit EU, LLC.

32. Wind River 2019-2 CLO Ltd. The fund is managed by First Eagle Alternative Credit, LLC.

33. Wind River 2019-3 CLO Ltd. The fund is managed by First Eagle Alternative Credit, LLC.

34. Wind River 2020-1 CLO Ltd. The fund is managed by First Eagle Alternative Credit, LLC.

35. Wind River 2021-1 CLO Ltd. The fund is managed by First Eagle Alternative Credit, LLC.

36. Wind River 2021-2 CLO Ltd. This fund's collateral manager is First Eagle Alternative Credit, LLC.

37. Bighorn III, Ltd. This fund's warehouse collateral manager is First Eagle Alternative Credit, LLC.

38. NewStar Commercial Loan Funding 2017-1 LLC. This fund's designated manager is First Eagle Alternative Credit, LLC.

39. First Eagle Clarendon Fund CLO LLC. This fund's designated manager is First Eagle Alternative Credit, LLC.

40. NewStar Exeter Fund CLO LLC. This fund's designated manager is First Eagle Alternative Credit, LLC.

41. Arch Street CLO, Ltd. This fund's collateral manager is First Eagle Alternative Credit, LLC.

42. First Eagle BSL CLO 2019-1 Ltd. This fund's collateral manager is First Eagle Alternative Credit, LLC.

43. Hull Street CLO, Ltd. This fund's collateral manager is First Eagle Alternative Credit, LLC.

44. Longfellow Place CLO, Ltd. This fund's collateral manager is First Eagle Alternative Credit, LLC.

45. Staniford Street CLO, Ltd. This fund's collateral manager is First Eagle Alternative Credit, LLC.

Below is a list of the Proprietary Accounts:

1. First Eagle Strategic Funding, LLC.

50

B-22

**Resolutions of the General Partner of
Silver Point Specialty Credit Fund, L.P. (the "Fund")**

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

~~Resolutions of the Board of Directors of~~
~~First Eagle Alternative Capital BDC, Inc.~~

~~**WHEREAS**, the Board of Directors has reviewed the Company's Co-Investment Exemptive Application (the "*Exemptive Application*"), a copy of which is attached hereto as~~ Exhibit A~~, for an order of~~**RESOLVED**, that filing of an application (the "Application") with the U.S. Securities and Exchange Commission (the "~~*SEC*~~Commission") pursuant to Sections ~~17~~57(~~d~~a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act~~,~~ to permit the Fund to engage in certain joint transactions that otherwise may be prohibited by Section ~~17(d) and~~ 57(a)(4) ~~of the 1940 Act~~ and Rule 17d-1 ~~under the 1940 Act;~~, is hereby approved, authorized and directed; and be it further

~~**NOW, THEREFORE, BE IT RESOLVED**, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as~~ Exhibit A~~; and~~

~~**FURTHER**~~ **RESOLVED**, that ~~the Authorized Officers shall be, and each of them individually~~a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the appropriate officers be, and they hereby ~~is~~are, authorized, empowered and directed, in the name and on behalf of the ~~Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination~~Fund, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Fund, in such form as the officer or officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and be it further

~~**FURTHER RESOLVED**, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and~~

~~**FURTHER RESOLVED**, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and~~

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the "*Authorized Officers*").

(Adopted on August 4, 2020)

**Resolutions of the Board of Trustees of
First Eagle Credit Opportunities Fund**

WHEREAS, the Board of Trustees has reviewed the Trust's Co-Investment Exemptive Application (the "*Exemptive Application*"), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the "*SEC*") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "*1940 Act*"), and Rule 17d-1 under the 1940 Act, to permit certain joint transactions that otherwise may be prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shallappropriate officers of the Fund, be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; andor convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Trust in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Trust; and

FURTHER RESOLVED, that any officer of the Trust be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Trust shall be the President, the Secretary, and the Treasurer of the Trust (collectively, the "*Authorized Officers*").

(Adopted on August 13, 2020)

**Authorization for
First Eagle BDC, LLC**

RESOLVED, that each of the officers of the First Eagle BDC, LLC (the "Company") is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and cause to be filed with the Securities and Exchange Commission (the "SEC"), an application for an order under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act") and Rule 17d-1 thereunder permitting certain joint transactions that otherwise would be prohibited by Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder (the "Application"); and further

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and cause to be filed with the SEC, any and all amendments to the Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the purpose and intent of the foregoing resolutions; and further

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and further

RESOLVED, that any and all actions previously taken by the Company or any of its officers in connection with the actions contemplated by the foregoing resolutions is hereby ratified, confirmed, and approved in all respects.

53

File No. ~~812-14582~~ 812-14556

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~In the Matter of the Application of:~~

~~BlackRock Capital Investment Corporation~~
~~BlackRock Capital Investment Advisors, LLC~~
~~Middle Market Senior Fund, L.P.~~

~~THIRD AMENDED AND RESTATED~~ AMENDMENT NO. 5 TO THE APPLICATION FOR AN ORDER
UNDER
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d-~~1~~–1 UNDER THE INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d-~~1~~–1 UNDER THE INVESTMENT COMPANY ACT OF 1940

SILVER POINT SPECIALTY CREDIT FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC, SILVER POINT CAPITAL FUND, L.P., SILVER POINT CAPITAL OFFSHORE FUND, LTD., SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P., SILVER POINT CAPITAL, L.P., SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS MASTER FUND (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITIES MANAGEMENT, LLC , SILVER POINT SELECT OPPORTUNITIES FUND A, L.P., SILVER POINT SPECIALTY CREDIT FUND II, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) B, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) C, L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND II MANAGEMENT, LLC

Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
(203) 542-4200

All Communications, Notices and Orders to:

Steven Weiser
Silver Point Capital, L.P.
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
(203) 542-4200

Copies to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3406

~~September 22~~July 28, ~~2017~~2021

1

~~UNITED STATES OF AMERICA~~

~~BEFORE THE~~

~~SECURITIES AND EXCHANGE COMMISSION~~

I.

2

INTRODUCTION

A.   Requested Relief

~~I.   Summary of Application~~

~~The following~~Silver Point Specialty Credit Fund, L.P. and its related entities, identified in Section I.B. below, hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***Commission***") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "~~1940 ~~***Act***"),~~,~~[1] and Rule 17d-1 ~~promulgated under the 1940 Act, ~~thereunder[2] authorizing certain joint transactions that otherwise ~~may~~would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the ~~1940 ~~Act~~:~~.

- • ~~BlackRock Capital Investment Corporation (the "Company"); and~~
- • ~~Middle Market Senior Fund, L.P. ("MMSF"), which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(7) of the 1940 Act; and~~
- • ~~BlackRock Capital Investment Advisors, LLC ("BlackRock Capital Advisor"), and its successors1 (BlackRock Capital Advisor, the Company, and MMSF are referred to collectively herein as the "Applicants").~~

In particular, the relief requested in this amended application (the "***Application***") would ~~permit a Regulated Fund2 and~~allow one or more ~~other ~~Regulated Funds and/or one or more Affiliated ~~Funds3 to~~Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities

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[1]   Unless otherwise indicated, all section references herein are to the Act.
[2]   Unless otherwise indicated, all rule references herein are to rules under the Act.

that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions (defined below) set forth in this Application.

B.   Applicants Seeking Relief

Silver Point Specialty Credit Fund, L.P. (the "*Company*"), a closed-end Delaware limited partnership that intends to elect to be regulated as a BDC (defined below) under the Act following the Conversion (defined below), on behalf of itself and its successors;

Silver Point Specialty Credit Fund Management, LLC ("*Management*"), the Company's investment adviser, on behalf of itself and its successors;[3]

the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act (the "*Existing Affiliated Funds*");

Silver Point Capital, L.P. ("*SPC*"), which is registered as an investment adviser under the Investment Advisers Act of 1940 (the "*Advisers Act*"), on behalf of itself and its successors;

Silver Point Specialty Credit Fund II Management, LLC ("*Specialty Credit II Management*"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors; and

Silver Point Distressed Opportunities Management, LLC ("*Distressed Opportunities Management*"; together with the Company, Management, the Existing Affiliated Funds, SPC and Specialty Credit II Management, the "*Applicants*"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors.

C.   Defined Terms

1   ~~The term "successor," as applied to BlackRock Capital Advisor, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.~~

"*Adviser*" means any Existing Advisers, together with any future investment adviser that intends to participate in the Co-Investment Program (as defined below) and (i) controls, is controlled by or is under common control with an Existing Adviser, (ii) (a) is registered as an investment adviser under the Advisers Act, or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with an Existing Adviser and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

"*Advisers to Affiliated Funds*" means SPC, Specialty Credit II Management, Distressed Opportunities Management and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

---

[3]   The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

"*Advisers to Regulated Funds*" means Management and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.

"*Affiliated Fund*" means any Existing Affiliated Fund or any entity (i) whose investment adviser is an Adviser, (ii) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, (iii) that is not a BDC Downstream Fund and (iv) that intends to participate in the program of co-investments described in the Application. No Existing Affiliated Fund is a BDC Downstream Fund.

"*BDC*" means a business development company under the Act.[4]

~~"Regulated Fund" means the Company and any Future Regulated Fund. "Future Regulated Fund" means any closed-end management investment company other than the Company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is a BRC Advisor, and (c) that intends to participate in the Co-Investment Program. The term "BRC Advisor" means (a) BlackRock Capital Advisor and (b) any future investment adviser that is controlled by BlackRock Capital Advisor and is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act").~~

"*BDC Downstream Fund*" means, with respect to the Company or any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the program of co-investment described in the Application.

"*Board*" means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the applicable Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

~~"Affiliated Fund" means MMSF and any Future Affiliated Fund. "Future Affiliated Fund" means any entity (a) whose investment adviser is a BRC Advisor, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.~~

"*Board-Established Criteria*" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund's Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund's Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest expense, income tax expense, depreciation and amortization, or "EBITDA," of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board's

---

[4] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

"*Close Affiliate*" means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

"*Co-Investment Program*" means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities ~~through a proposed co-investment program (the "Co-Investment Program")~~ where such participation would otherwise be prohibited under ~~either or both of Sections 17(d) and~~Section 57(a)(4) and Rule 17d-~~1~~1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which ~~a BRC Advisor~~an Adviser negotiates terms in addition to price ~~("Private Placement Transactions");4~~;[5] and (b) making ~~additional investments in securities, including loans, of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub,~~ (as defined below) ~~participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.5 "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.~~.

"*Co-Investment Transaction*" means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

"*Disposition*" means the sale, exchange or other disposition of an interest in a security of an issuer.

"*Eligible Directors*" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

"*Existing Advisers*" means Management, SPC, Specialty Credit II Management and Distressed Opportunities Management.

"*Follow-On Investment*" means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

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[5] The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the "*Securities Act*").

"***Future Affiliated Fund***" means any entity (a) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, (c) that intends to participate in the Co-Investment Program and (d) that is not a BDC Downstream Fund.

"***Future Regulated Fund***" means any closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and sub-adviser(s), if any) is an Adviser and (c) that intends to participate in the Co-Investment Program.

"***Independent Director***" means a member of the Board of any relevant entity who is not an "interested person" as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

"***Independent Party***" means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

"***JT No-Action Letters***" means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

"***Objectives and Strategies***" means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders and (ii) with respect to a BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

"***Potential Co-Investment Transaction***" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

"***Pre-Boarding Investments***" are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

> (i)   in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters;

> (ii)   in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund; or

> (iii)   in transactions that occurred prior to the Company being regulated as a BDC.

"***Regulated Funds***" means the Company, any Future Regulated Funds and any BDC Downstream Funds.

"*Related Party*" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

"*Remote Affiliate*" means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

"*Required Majority*" means a required majority, as defined in Section 57(o) of the Act.[6]

"*Tradable Security*" means a security that meets the following criteria at the time of Disposition:

(i)　　it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)　　it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)　　it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

~~Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a~~ "*Wholly-Owned Investment Sub*"~~)~~ means an entity (i) that is wholly-owned by a Regulated Fund (with ~~the~~such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of ~~the~~such Regulated Fund (and, in the case of a SBIC Subsidiary (defined below), maintain a license under the SBA Act (defined below) and issue debentures guaranteed by the SBA (defined below)); (iii) with respect to which ~~the~~such Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the ~~conditions~~Conditions to this ~~Application~~application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the ~~1940~~ Act. The term "*SBIC Subsidiary*" means an entity that is licensed by the Small Business Administration (the "*SBA*") to operate under the Small Business Investment Act of 1958, as amended, (the "*SBA Act*") as a small business investment company (an "*SBIC*"). An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition.

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[6]　　In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.6

II. APPLICANTS

I   Background
I.

The Company is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act.7 The Company was organized on April 13, 2005 and gave notice of its intent to be regulated as a BDC by filing a Form N-54A with the Commission on July 22, 2005. On July 2, 2007, the Company closed its initial public offering. The Company's investment adviser will be Blackrock Capital Advisor.

A.   Silver Point Specialty Credit Fund, L.P.

The Company was organized on July 31, 2014 as a closed-end Delaware limited liability company under the name SPCP Group VII, LLC. The Company changed its name to Silver Point Specialty Credit Fund, L.P. and converted to a Delaware limited partnership on April 1, 2015 and commenced its investment activities in July 2015. As of December 31, 2020, the Company had approximately $803.8 million in total assets and $336.3 million in total liabilities. The Company intends to (i) convert to a Maryland corporation, (ii) change its name in connection with the Conversion, (iii) file an election to be regulated as a BDC, and (iv) file an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future (collectively, the "***Conversion***"). The Company's principal place of business is Two Greenwich Plaza, Greenwich, CT 06830.

The Company hereby represents that it will elect to be regulated as a BDC following the Conversion. Prior to the Conversion and election to be regulated as a BDC, the Company will operate as a private investment company and will rely on the exemption from the definition of an investment company available under Section 3(c)(7) of the Act. After the Conversion, the Company will be a non-diversified, management investment company, and will have a Board of Directors comprised of a majority of Independent Directors.

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4   The term "Private Placement Transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the "1933 Act").

5   No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

6   *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

7   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

3

The Company's Objectives and Strategies8 are to generate both current income and capital appreciation through debt and equity investments. The Company invests primarily in middle-market companies in the form of senior and junior secured, unsecured and subordinated debt securities and loans, each of which may include an equity component, and by making direct preferred, common and other equity investments in such companies.

The Company uses the term "middle-market" to refer to companies with annual revenues typically between $50 million and $1 billion and its targeted investment typically ranges between $10 million and $50 million, although the investment sizes may be more or less than the targeted range and the size of its investments may grow with its capital availability. The Company generally seeks to invest in companies that operate in a broad variety of industries and that generate positive cash flows. Although most of the Company's investments are in senior and junior secured, unsecured and subordinated loans to U.S. private and certain public middle-market companies, the Company invests throughout the capital structure of its portfolio companies, which may include the Company receiving common and preferred equity, options and warrants, credit derivatives, high-yield bonds, distressed debt and other structured securities, as part of an investment in a portfolio company. The Company's investment objective is to achieve attractive risk-adjusted returns primarily by originating loans to small and middle market companies domiciled in the United States and investing in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets. The Company generally refers to "middle market" companies as those with EBITDA between $10 million and $150 million annually. However, the Company may from time to time invest in larger or smaller companies.

The Company is managed by a board of directors (the "Company Board") currently comprised of six persons. The Company Board and any board of directors of a Future Regulated Fund (the "Boards" and each a "Board," as applicable) will be comprised of directors, a majority of whom will not be "interested persons," within the meaning of Section 2(a)(19) of the 1940 Act (the "Non-Interested Directors"), of the Company or any Future Regulated Fund, as applicable. The Company has elected to be treated for federal income tax purposes as a regulated investment company ("RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Investment decisions are currently made by Management, investment adviser to the Company. In connection with the Conversion, the Company intends to have a Board, a majority of which will be Independent Directors. The Company's business affairs will be managed under the direction of the Board. U.S. Bancorp Fund Services, LLC currently serves as the Company's administrator pursuant to an administration agreement. Following the Conversion, Management will serve as the Company's administrator.

B.   Silver Point Specialty Credit Fund Management, LLC

Management, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to the Company pursuant to an Investment Advisory Agreement by and between Management and the Company, dated as of July 1, 2015 (the "***Investment Advisory Agreement***"). Prior to the Conversion, Management will remain a "relying adviser" under the Advisers Act through a single registration with SPC. Effective upon the Conversion, Management will switch to being registered as an investment adviser under the Advisers Act through its own standalone registration.

Subject to the overall supervision of the Board, Management will manage the day-to-day operations of, and provide investment advisory and management services to, the Company. Under the terms of the Investment Advisory Agreement, Management will: (i) determine the composition of the Company's investment portfolio, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. The Investment Advisory Agreement also includes references to the time period after the Company elects to be regulated as a BDC

and the Investment Advisory Agreement complies with the Act. The Investment Advisory Agreement provides Management with broad authority to oversee the Company's portfolio.

C.   Silver Point Capital, L.P.

~~MMSF is organized as a~~SPC, a Delaware limited partnership ~~under Delaware law. MMSF's investment objective is to generate current income through senior debt investments. MMSF has not yet held a closing with any limited partners and currently has no investments. Once operating, MMSF will be managed by BlackRock Capital Advisor. MMSF will be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. Its investment objective and investment policies are similar to, and overlap with, those of the Company.~~ , is registered with the Commission as an investment adviser under the Advisers Act. SPC was established in 2001 and serves as the principal vehicle for the investment management activities of its principal owners, Edward A. Mulé and Robert J. O'Shea, who are members of Silver Point Capital Management, LLC, a Delaware limited liability company that serves as the general partner of SPC.

~~BlackRock Capital Advisor is an indirect wholly-owned subsidiary of BlackRock, Inc., which is a New York based global investment management firm. BlackRock Capital Advisor is a Delaware limited liability company and an investment adviser that intends to be registered with the Commission under the Advisers Act. BlackRock Capital Advisor will serve as investment adviser to the Company and will serve as investment adviser to MMSF. BlackRock Capital Advisor will manage the Company's portfolio in accordance with the Company's Objectives and Strategies. BlackRock Capital Advisor will make investment decisions for the Company, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of the Company, subject to the oversight of the Company Board.~~

D.   Silver Point Specialty Credit Fund II Management, LLC

Specialty Credit II Management, a Delaware limited liability company, is a "relying adviser" under the Advisers Act through a single registration with SPC. Specialty Credit II Management was established in 2019 and is a wholly owned subsidiary of SPC.

E.   Silver Point Distressed Opportunities Management, LLC

Distressed Opportunities Management, a Delaware limited liability company, is a "relying adviser" under the Advisers Act through a single registration with SPC. Distressed Opportunities Management was established in 2016 and is a wholly owned subsidiary of SPC.

F.   Existing Affiliated Funds

SPC, Specialty Credit II Management and Distressed Opportunities Management are the investment advisers to the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds and their investment advisers is included in Appendix A.

III.   ORDER REQUESTED

~~8~~   ~~"Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund's reports to shareholders.~~

~~4~~

Similarly, BlackRock Capital Advisor will manage MMSF's portfolio in accordance with its investment objectives and strategies. BlackRock Capital Advisor will make investment decisions for MMSF, including placing purchase and sale orders for portfolio transactions and otherwise managing its respective day-to-day operations. BlackRock Capital Advisor is led by Michael J. Zugay, who is Chairman of BlackRock Capital Advisor's investment committee and has significant investment advisory and business experience. Mr. Zugay is also the Chief Executive Officer of the Company.

I   Order Requested

I

I.

The Applicants respectfully request thean Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Actthereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), a Regulated Fund to be able to participate in Co-Investment Transactions withand one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to invest inenter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sectionseither or both of Section 17(d) andor Section 57(a)(4) ofand the 1940 Act and Rule 17d-1Rules under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications (collectively, the "***Standard Precedent***"), Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike the Standard Precedent, Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed "onboarding process," discussed below, Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3. and A.4. below, Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.   Overview

A   Section 17(d) and Section 57(a)(4)

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Management is a leader among global investment managers specializing in alternative investments. Each of Management's founders has over 20 years of experience investing in self-originated middle market loans and credit investments across multiple business cycles. After the Conversion, Management's clients will include a BDC. The Adviser manages the assets entrusted to it by its clients in

accordance with its fiduciary duty to those clients and, in the case of the Company and any Future Regulated Fund, the Act. The Adviser is presented with numerous investment opportunities each year on behalf of its clients and, after the Conversion, the Adviser will determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds may have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds and/or one or more other Regulated Funds are invested in an issuer, such funds may not participate in a Follow-On Investment or Disposition if the terms of the transaction would be a prohibited joint transaction.

As a result, after the Conversion, the Regulated Funds and Affiliated Funds will be limited in the types of transactions in which they can participate with each other, and the Regulated Fund often must forego transactions that would be beneficial to investors in the Regulated Fund. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

The Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.   The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund's Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)   Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that the portfolio managers and analysts ("*Investment Teams*") responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and/or one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund,

the policies and procedures will require that the relevant Investment Team responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund's Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).[7] In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable Investment Team, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers' allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to a Regulated Fund or Affiliated Fund.

(b)   Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Team, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund's risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to an internal allocation committee, which the Adviser will establish to handle the allocation of investment

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[7]   Representatives from each Adviser to a Regulated Fund are either members of the Investment Team or are otherwise entitled to participate in each meeting of any Investment Team that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds' Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives' participation in the relevant Investment Team or the meetings of the relevant Investment Team. In addition, the policies and procedures are designed to ensure that minutes will be taken for all Investment Team meetings at which investments that fall within a Regulated Fund's Objectives and Strategies and Board-Established Criteria are discussed, including a certification requirement by a portfolio manager in attendance at an Investment Team meeting that either (i) no investment opportunities that overlap with any Regulated Fund's Objectives and Strategies and Board-Established Criteria were discussed at the meeting or (ii) an investment opportunity overlapping with a Regulated Fund's Objectives and Strategies and Board-Established Criteria was discussed and that a representative from the Legal department or Compliance department was present at the meeting and recorded minutes.

opportunities in Potential Co-Investment Transactions (the "***Co-Investment Transaction Allocation Committee***"). Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers' written allocation policies and procedures, by the Co-Investment Transaction Allocation Committee.[8] The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its "***Internal Order***". The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the "***External Submission***"), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.[9] If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. Applicants represent that the Advisers' allocation review process will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process will be monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

<p style="text-align:center">(c)   Approval of Potential Co-Investment Transactions</p>

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

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[8] The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

[9] The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund's Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity's portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-Investment Transaction activity of the Regulated Fund's respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.   Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the

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commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.　　Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as "***Standard Review Follow-Ons***." If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the "onboarding process" discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as "***Enhanced Review Follow-Ons***."

(a)　　Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A "***Pro Rata Follow-On Investment***" is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,[10] immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata

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[10]　　See note 26, below.

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Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund's Eligible Directors in accordance with Condition 8(c).

A "***Non-Negotiated Follow-On Investment***" is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in accordance with Condition 10.

(b)   Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an "onboarding process" whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.   Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as "***Standard Review Dispositions***") would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as "***Enhanced Review Dispositions***") would be subject to the same "onboarding process" discussed in Section III.A.3.b. above and governed by Condition 7.

(a)   Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A "***Pro Rata Disposition***" is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;[11] and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;[12] and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance with Condition 10.

(b)   Enhanced Review Dispositions

One or more Regulated Funds and/or one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review

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[11]   See note 24, below.

[12]   In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

Disposition.[13] Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

<ins>5.</ins>   <ins>Use of Wholly-Owned Investment Subs</ins>

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary's investments while, in the latter case, the Independent Party makes such determinations.

<ins>B.</ins>   <ins>Applicable Law</ins>

<ins>1.</ins>   <ins>Section 17(d) and Section 57(a)(4)</ins>

Section 17(d) of the ~~1940~~ Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the ~~1940~~ Act), or an affiliated person of such affiliated person, of a registered ~~closed-end~~ investment company acting as principal, from effecting any transaction in which the registered ~~closed-end~~ investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered ~~closed-end~~ investment company on a basis different from or less advantageous than that of such other

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[13]   However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

participant. ~~Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.~~

<center>~~5~~</center>

Similarly, with regard to BDCs, Section 57(a)(4) ~~of the 1940 Act~~ prohibits certain persons specified in Section 57(b) ~~of the 1940 Act~~ from participating in a joint transaction with ~~a~~the BDC, or a company controlled by ~~a~~the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) ~~of the 1940 Act~~ applies to:

> Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

> - ~~Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or~~
> Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[14] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

> - ~~Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,9 or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.~~

Section 2(a)(3)(C) ~~of the 1940 Act~~ defines an "affiliated person" of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(~~9) of the 1940 Act~~3)(D) defines "any officer, director, partner, copartner, or employee" of an affiliated person as an affiliated person. Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) ~~of the 1940 Act~~ a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities

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[14]   Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

<center>21</center>

of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser ~~controls the fund that it advises~~that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.~~10~~[15]

~~BlackRock Capital Advisor will be the investment adviser to the Company and to MMSF, and a BRC Advisor will be the investment adviser to each of the Future Regulated Funds and each of the Future Affiliated Funds. Any other BRC Advisor will be controlled by BlackRock Capital Advisor and registered under the Advisers Act. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 of the 1940 Act.~~

      2.   <u>Rule 17d-1</u>

~~B~~   ~~Rule 17d-1~~
~~.~~

Rule 17d-1 ~~under the 1940 Act~~generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) ~~of the 1940 Act~~) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

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[9] ~~Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.~~

[10] ~~See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ("[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser's role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.").~~

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[15]   <u>See</u>, <u>e.g.</u>, SEC Rel. No. IC-4697 (Sept. 8, 1966) ("For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc."); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) ("While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client's management or policies, whether an investment company and another entity are under common control is a factual question…").

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) ~~of the 1940 Act~~ and made applicable to ~~BDCs~~persons subject to Sections 57(a) and (d) by Section 57(i) ~~of~~to the ~~1940 Act~~extent specified therein. Section 57(i) ~~of the 1940 Act~~ provides that, until the Commission prescribes rules under ~~Section~~Sections 57(a) and (4d) ~~of the 1940 Act~~, the Commission's rules under Section 17(d) ~~of the 1940 Act~~ applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (4d) ~~of the 1940 Act~~, Rule 17d-1 ~~under the 1940 Act~~ applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1 ~~under the 1940 Act~~, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 ~~under the 1940 Act~~, the Commission is directed by Rule 17d-1(b) ~~under the 1940 Act~~ to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the ~~1940~~ Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) ~~of the 1940 Act~~, upon which Rule 17d-1 ~~under the 1940 Act~~ is based, and upon which Section 57(a)(4) ~~of the 1940 Act~~ was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. ~~See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 *et seq.*~~ [16] The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): "The objective of [Section] 17(d) ~~. . . .~~…is to prevent ~~. . . .~~…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants." ~~Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).~~ [17] Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is "similar to that applicable to registered investment companies under ~~section~~Section 17 ~~of the 1940 Act~~, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies." ~~H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) *reprinted in* 1980 U.S.C.C.A.N. 4827.~~ [18]

Applicants believe that the ~~terms and~~Conditions ~~of this Application~~ would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) ~~of the 1940 Act~~ were designed to prevent would be addressed and the standards for an order under Rule 17d-1 ~~under the 1940 Act are~~and Section 57(i) would be met.

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[16]   See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 *et seq*.

[17]   Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[18]   H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) *reprinted* in 1980 U.S.C.C.A.N. 4827.

C.   Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Existing Adviser is the investment adviser (and sub-adviser, if any) to, and may be deemed to control, each of the Existing Affiliated Funds, and an Adviser to Affiliated Funds will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control, any other Affiliated Fund; (ii) an Existing Adviser is the investment adviser (and sub-adviser, if any) to, and may be deemed to control, the Company and an Adviser will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control, any Future Regulated Fund; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent's investment adviser; and (iv) the Advisers to Affiliated Funds and the Advisers to Regulated Funds are under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds, including any BDC Downstream Fund, in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

D.   Precedents

~~C   Protection Provided by the Proposed Conditions~~
~~.~~

~~Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On~~

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.[19] Although the various precedents

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[19]   See, e.g., Rand Capital Corporation, et al. (File No. 812-15174) Release No. IC-34237 (Mar. 29, 2021) (order), Release No. IC-34218 (Mar. 1, 2021) (notice); Muzinich BDC, Inc., et al. (File No. 812-15086) Release No. IC-34219 (Mar. 2, 2021) (order), Release No. IC-34186 (Feb. 2, 2021) (notice); Principal Diversified Select Real Asset Fund, et al. (File No. 812-15083) Release No. IC- 34125 (Dec. 1, 2020) (order), Release No. IC-34086 (Nov. 4, 2020) (notice); 1WS Credit Income Fund, et al. (File No. 812-14997) Release No. IC-34036 (September 30, 2020) (order), Release No. IC-33959A (September 4, 2020) (notice); Invesco Advisers, Inc., et al. (File No. 812-15061) Release No. IC-33870 (May 19, 2020) (order), Release No. IC- 33844 (April 21, 2020) (notice); Blackstone Alternative Alpha Fund, et al. (File No. 812-14967) Release No. IC-33738 (Dec. 30, 2019) (order), Release No. IC-33707 (Dec. 2, 2019) (notice); New Mountain Finance Corporation, et al. (File No. 812-15030) Release No. IC-33656 (Oct. 8, 2019) (order), Release No. IC-33624 (Sept. 12, 2019) (notice); Nuveen Churchill BDC LLC, et al. (File No. 812-14898) Release No. IC-33503 (June 7, 2019) (order), Release No. IC-33475 (May 15, 2019) (notice); Pharos Capital BDC, Inc., et al. (File No. 812-14891) Release No. IC-33372 (February 8, 2019) (notice), Release No. 333-94 (March 11, 2019) (order); Stellus Capital Investment Corporation, et al. (File

involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite. We note, in particular, that the co-investment protocol to be followed by Applicants would be substantially similar to the protocol followed by (i) Apollo Investment Corporation and its affiliates, for which an order was issued on March 29, 2016 (the "*Apollo Order*")[20], (ii) Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017 (the "*Ares Order*")[21], (iii) Oak Tree and its affiliates, for which an order was issued on October 18, 2017 (the "*Oaktree Order*")[22] and (iv) THL Credit, Inc. and its affiliates, for which an order was issued on September 19, 2018 (the "*THL Credit Order*").[23] Due to the size and complexity of Applicants' operations, Applicants, consistent with the Apollo Order, the Ares Order, the Oaktree Order and the THL Credit Order, propose to limit the Potential Co-Investment Transactions that each Adviser would be notified of to those investments that would be consistent with each fund's then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to extend existing precedents to obtain exemptive relief to permit co-investments by BDC Downstream Funds that are not wholly owned subsidiaries of the Regulated Funds, subject to appropriate safeguards built into proposed Conditions.

Applicants believe that the relief requested herein is consistent with the policy underlying the Apollo Order, the Ares Order, the Oaktree Order and the THL Credit Order, as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

IV.   STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the

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No. 812-14855) Release No. IC-33289 (November 6, 2018) (notice), Release No. IC-33316 (December 4, 2018) (order); Golub Capital BDC, Inc., et al. (File No. 812-13764) Release No. IC-32509 (February 27, 2017) (order), Release No. IC-32461 (January 31, 2017) (notice); Goldman Sachs BDC, Inc., et al. (File No. 812-14219) Release No. IC-32409 (January 4, 2017) (order), Release No. IC-32382 (December 7, 2016) (notice).

[20]   Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice).

[21]   Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice).

[22]   Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Release No. IC-32862 (October 18, 2017) (order), Release No. IC-32831 (September 22, 2017) (notice).

[23]   THL Credit, Inc., et al. (File No. 812-14807) Release No. IC-33239 (September 19, 2018) (order), Release No. IC-33213 (August 24, 2018) (notice).

equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.   Potential Benefits

7

~~Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable BRC Advisor, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person's existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.~~

~~The Conditions impose a variety of duties on the BRC Advisors with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable BRC Advisor will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. Each BRC Advisor, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a "Required Majority"), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the "Eligible Directors").11~~

~~The amount of each Regulated Fund's capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund's capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund's directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.~~

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more

control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.   Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If ~~a BRC Advisor or its principal owners (the "Principals")~~an Adviser, its principals, or any person controlling, controlled by, or under common control with ~~a BRC Advisor or the Principals~~the Adviser or its principals, and the Affiliated Funds (collectively, the "***Holders***") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the "***Shares***"), then the Holders will vote such Shares as required under ~~condition 14~~Condition 15.

Applicants believe that this condition will ensure that the ~~Non-Interested~~Independent Directors will act independently in evaluating ~~the~~ Co-Investment ~~Program~~Transactions, because the ability of ~~a BRC Advisor or the Principals~~the Adviser or its principals to influence the ~~Non-Interested~~Independent Directors by a suggestion, explicit or implied, that the ~~Non-Interested~~Independent Directors can be removed if desired by the Holders will be limited significantly. The ~~Non-Interested~~Independent Directors shall evaluate and approve any ~~such~~ independent ~~third~~ party, taking into ~~accounts~~account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

[1]   ~~In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).~~

In sum, ~~the~~ Applicants believe that the ~~proposed~~ Conditions would ensure that each Regulated Fund that participates in ~~a~~any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, ~~the~~ Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions ~~done~~ in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the ~~1940~~ Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

~~With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund's Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.~~

V. CONDITIONS

~~D~~ ~~Proposed Conditions~~
~~.~~

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.   Identification and Referral of Potential Co-Investment Transactions

(a)   The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

~~1. Each time a BRC Advisor considers~~(b)   When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction ~~for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's BRC Advisor~~under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for ~~such~~the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   Board Approvals of Co-Investment Transactions

~~2.~~ (a)   If the ~~BRC Advisor~~Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the ~~applicable BRC Advisor~~Advisers to be invested ~~by the applicable Regulated Fund~~ in the Potential Co-Investment Transaction~~, together with the amount proposed to be invested by the other~~ by the participating Regulated Funds and any participating Affiliated Funds, collectively~~, in the same transaction~~, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on ~~each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable BRC Advisor will~~the size of the Internal Orders, as described in Section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors ~~of each participating Regulated Fund~~ with information concerning ~~each participating party's available capital~~the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with these ~~allocation procedures~~Conditions.

(c)   After making the determinations required in ~~Conditions 1 and 2(a), the applicable BRC Advisor will~~Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of ~~each~~its participating Regulated Fund(s) for their consideration. A Regulated Fund will ~~co-invest~~enter into a Co-Investment Transaction with one or more other Regulated Funds ~~and/or one or more~~or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the ~~Potential Co-Investment Transaction~~transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its ~~shareholders~~equity holders and do not involve overreaching in respect of the Regulated Fund or its ~~shareholders~~equity holders on the part of any person concerned;

(ii)   the ~~Potential Co-Investment Transaction~~transaction is consistent with:

(A)   the interests of the ~~shareholders of the~~ Regulated ~~Fund~~Fund's equity holders; and

(B)   the Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated ~~Funds~~Fund(s) or Affiliated ~~Funds~~Fund(s) would not disadvantage the Regulated Fund, and participation by the ~~participating~~ Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated ~~Funds~~Fund(s) or Affiliated ~~Funds~~Fund(s) participating in the transaction; provided that~~,~~ the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)   the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)   any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors ~~or~~, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company~~, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if~~ so long as: (~~A~~x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (~~B~~y) the ~~applicable BRC Advisor~~Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

~~10~~

(~~C~~z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any ~~Regulated Fund or any~~ affiliated person of any ~~Affiliated~~other Regulated Fund or ~~any Regulated~~Affiliated Fund receives in connection with the right of ~~an Affiliated Fund or a~~one or more Regulated ~~Fund~~Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among ~~the~~any participating Affiliated Funds (who ~~each~~ may, in turn, share ~~its~~their portion with ~~its~~their affiliated persons) and ~~the~~any participating Regulated ~~Funds~~Fund(s) in accordance with the amount of each such party's investment; and

(iv)   the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[24] financial benefit to the ~~BRC Advisors~~Advisers, any other Regulated Fund, the Affiliated Funds ~~or the other Regulated Funds~~ or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition ~~13~~14, (B) to the extent permitted by Section 17(e) or 57(k) ~~of the 1940 Act~~, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment

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[24]   For example, procuring the Regulated Fund's investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(~~C~~B)(z).

3.   Right to Decline~~3~~. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

~~4. The applicable BRC Advisor will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.~~

4.   General Limitation~~5~~. Except for Follow-On Investments made in accordance with ~~Condition 8,12~~ Conditions 8 and 9 below,[25] a Regulated Fund will not invest in reliance on the Order in any issuer in which ~~another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor~~a Related Party has an investment.

5.   Same Terms and Conditions~~6~~. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, ~~settlement~~ date~~,~~ on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to ~~an Affiliated Fund or another~~one or more Regulated ~~Fund~~Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition ~~6~~5, if ~~Conditions~~Condition 2(c)(iii)(~~A), (~~B) ~~and (C) are~~is met.

6.   Standard Review Dispositions.

~~7.~~ (a) ~~If any Affiliated Fund or~~ *General.* If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security ~~that was acquired~~and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction~~, the applicable BRC Advisors will~~ with respect to the issuer, then:

(i)   the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that ~~participated~~holds an investment in the ~~Co-Investment Transaction~~issuer of the proposed ~~disposition~~Disposition at the earliest practical time; and

~~11~~

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by ~~each~~such Regulated Fund in the ~~disposition~~Disposition.

(b)   *Same Terms and Conditions*. Each Regulated Fund will have the right to participate in such ~~disposition~~Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the ~~participating~~ Affiliated Funds and any other Regulated ~~Funds~~Fund.

(c)   *No Board Approval Required*. A Regulated Fund may participate in such ~~disposition~~a Disposition without obtaining prior approval of the Required Majority if:

(i)   (A) the ~~proposed~~ participation of each Regulated Fund and ~~each~~ Affiliated Fund in such ~~disposition~~Disposition is proportionate to its ~~outstanding investments in~~then-current holding of the security (or securities) of the issuer ~~immediately preceding the disposition~~that is (or are) the subject of the Disposition;[26] (~~ii~~B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such ~~dispositions~~Dispositions on a pro rata basis (as described in greater detail in ~~this application~~the Application); and (~~iii~~C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all ~~dispositions~~Dispositions made in accordance with this Condition~~.~~; or

(ii)   each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)   *Standard Board Approval*. In all other cases, the ~~BRC Advisor~~Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors~~,~~ and the Regulated Fund will participate in such ~~disposition~~Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

~~(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.~~

~~8. (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable BRC Advisors will:~~

~~(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and~~

7.   Enhanced Review Dispositions.

(a)   *General*. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the

---

[26]   In the case of any Disposition, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Disposition.

Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval*. The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)   the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)   the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)   *Additional Requirements*: The Disposition may only be completed in reliance on the Order if:

(i)   *Same Terms and Conditions*. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)   *Original Investments*. All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(iii)   *Advice of counsel*. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)   *Multiple Classes of Securities*. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this

33

purpose a security with a different maturity date) is immaterial[27] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

      (v)   *No control.* The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.   Standard Review Follow-Ons.

    (a)   *General.* If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

      (i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

      (ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed ~~Follow-On Investment, by each~~investment, by such Regulated Fund.

    (b)   *No Board Approval Required.* A Regulated Fund may participate in ~~such~~the Follow-On Investment without obtaining prior approval of the Required Majority if:

      (i)   (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[28] immediately preceding the Follow-On Investment; and (~~ii~~B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this ~~application~~Application)~~.~~; or

      (ii)   it is a Non-Negotiated Follow-On Investment.

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[27]   In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

[28]   To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(c)   *Standard Board Approval*. In all other cases, the ~~BRC Advisor~~Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors~~,~~ and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority ~~determines that it is in the Regulated Fund's best interests.~~makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

~~12~~

(~~e~~d)   *Allocation*. If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the ~~BRC Advisor~~Advisers to be invested ~~by each Regulated Fund~~ in the Follow-On Investment~~, together with the amount proposed to be invested by the~~ by the participating Regulated Funds and any participating Affiliated Funds ~~in the same transaction~~, collectively, exceeds the amount of the investment opportunity~~;~~,

~~then the amount invested by each such party will be allocated among them pro rata based on each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.~~

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. above.

(e)   *Other Conditions*. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.   Enhanced Review Follow-Ons.

(a)   *General*. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)　the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)　*Enhanced Board Approval*. The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c)　*Additional Requirements*. The Follow-On Investment may only be completed in reliance on the Order if:

(i)　*Original Investments*. All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(ii)　*Advice of counsel*. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)　*Multiple Classes of Securities*. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)　*No control*. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)　*Allocation*. If, with respect to any such Follow-On Investment:

(i)　the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds'

outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. above.

(~~d~~e)   *Other Conditions*. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.   Board Reporting, Compliance and Annual Re-Approval

~~9. The Non-Interested Directors~~(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund ~~will be provided quarterly for review~~, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the ~~Non-Interested~~Independent Directors may determine whether all ~~investments made~~Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions ~~of the Order. In addition, the Non-Interested~~.

(b)   All information presented to the Regulated Fund's Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)   The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually ~~the~~whether continued ~~appropriateness for the Regulated Fund of participating~~participation in new and existing Co-Investment Transactions is in the Regulated Fund's best interests.

11. Record Keeping~~10~~. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the ~~1940~~ Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) ~~of the 1940 Act~~.

12. Director Independence~~11~~. No ~~Non-Interested~~Independent Director of a Regulated Fund (including the non-interested members of any Independent Party) will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the ~~1940~~ Act) of ~~an~~any Affiliated Fund.

13. Expenses~~12~~. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the ~~1933~~Securities Act) will, to the extent not payable by the ~~BRC Advisors~~Advisers under their respective ~~investment~~ advisory agreements with ~~Affiliated~~the Regulated Funds and the ~~Regulated~~Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or ~~to be~~being acquired or disposed of, as the case may be.

14. Transaction Fees~~13~~.[29] Any transaction ~~fee13~~fee (including break-up, structuring, monitoring or commitment fees but excluding ~~broker's fees contemplated~~brokerage or underwriting compensation permitted by Section 17(e) or 57(k) ~~of the 1940 Act, as applicable),~~) received in connection with ~~a~~any Co-Investment Transaction will be distributed to the ~~participating Regulated~~

~~1~~
~~3~~ ~~Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.~~

participants

~~13~~

~~Funds and Affiliated Funds~~ on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an ~~BRC Advisor~~Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by ~~such BRC Advisor~~the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) ~~of the 1940 Act~~, and the account will earn a competitive rate of interest that will also be divided pro rata among the ~~participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction~~participants. None of the Advisers, the Affiliated Funds, the ~~BRC Advisors, the~~ other Regulated Funds or any affiliated person of the ~~Regulated Funds or~~ Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction ~~(~~other than ~~(a~~i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(~~C~~B)~~; and (b~~(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of ~~an BRC Advisor~~the Advisers, investment advisory ~~fees~~compensation paid in accordance with ~~the agreement~~investment advisory agreements between the ~~BRC Advisor and the~~applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

---

[29]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

15.   Independence14. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable State law affecting the Board's composition, size or manner of election.

15. Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.

VI.   PROCEDURAL MATTERS

A.   Communications

I   Statement in Support of Relief Requested
V
:

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and Conditions set forth in this Application.
A   Potential Benefits
:

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the BRC Advisors identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund's inability to co-invest with one or more of the Affiliated Funds

14

and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund's shareholders. For example, a Regulated Fund may lose investment opportunities if the BRC Advisor cannot provide "one-stop" financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an BRC Advisor due to a Regulated Fund's inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). To the extent there is an investment that falls within the Objectives and Strategies of a Regulated Fund and one or more other Regulated Funds and/or the investment objectives and strategies of one or more Affiliated Funds, it is expected that a Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. Before relying on the Order, the Board of each Regulated Fund, including the Non-Interested

Directors, will have determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and Conditions of the proposed Order are fair to the Regulated Funds and their shareholders. For these reasons, the Board has determined (or will have prior to relying on the requested Order) that is proper and desirable for the Company to participate in Co-Investment Transactions with the other Regulated Funds and/or one or more Affiliated Funds.

B   Protective Representations and Conditions

.

The terms and Conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the BRC Advisor will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V Precedents
.

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. *See* MVC Capital, Inc., et al. (File No. 812-14720) Investment Company Act Rel. Nos. 32769 (August 1, 2017) (notice) and 32797 (August 28, 2017) (order); 1889 BDC, Inc., et al. (File No. 812-14682) Investment Company Act Rel. Nos. 32687 (June 21, 2017) (notice) and 32735 (July 18, 2017) (order); Partners Group (USA) Inc., et al. (File No. 812-14193-01) Investment Company Act Rel. Nos. 32667 (June 1, 2017) (notice) and 32683 (June 19, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Investment Company Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order).

16

V Procedural Matters
I.

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o BlackRock Capital Investment Corporation
40 East 52nd Street
New York, NY 10022

  Attention: -
    - Michael J. Zugay
    -
    - Laurence D. Paredes
    -
    - (212) 810-5800 (Tel.)
    -
    - (212) 810-5801 (Fax)

  The Applicants further state that all written or oralPlease address all communications concerning this Application should be directedand the Notice and Order to:

Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

    c/o Silver Point Capital, L.P.
    Two Greenwich Plaza, First Floor
    Greenwich, Connecticut 06830
    Attention: Steven Weiser
    (203) 542-4200

  Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

    Michael K. Hoffman, Esq.
    Skadden, Arps, Slate, Meagher & Flom LLP
    One Manhattan West
    New York, New York 10001
    (212) 735-3406

Attention: -
- Cynthia M. Krus, Esq.
-
- Steven B. Boehm, Esq.
-
- Anne G. Oberndorf, Esq.
-
- (202) 383-0100
-
- (202) 637-3593 (fax)

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that all requirements for the execution and filing of this Application in its name and on its behalf by the undersigned have been complied with and that the undersigned is fully authorized to do so. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

B.   Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 28th day of July, 2021.

Silver Point Specialty Credit Fund, L.P.

By: Silver Point Specialty Credit Fund Management, LLC as its investment adviser

By: _/s/ Steven E. Weiser_____
      Name: Steven E. Weiser
      Title: Authorized Signatory

Silver Point Specialty Credit Fund Management, LLC

By: _/s/ Steven E. Weiser_____
      Name: Steven E. Weiser
      Title: Authorized Signatory

17

V Request for Order of Exemption
I
I.

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: September 22, 2017

BlackRock Capital Investment Corporation

By: /s/ Michael J. Zugay
_____
Name: Michael J. Zugay
Title: Chief Executive Officer

BlackRock Capital Investment Advisors, LLC

By: /s/ Laurence D. Paredes
_____
Name: Laurence D. Paredes
Title: Managing Director

Middle Market Senior Fund, L.P.

By: Middle Market Senior Fund (GenPar), LLC

By: BlackRock Financial Management, Inc., its sole member

By: /s/ Aaron Kless
_____
Name: Aaron Kless
Title: Managing Director

18

Verification

Each undersigned states that he has duly executed the attached Application for an order under Section 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated September 22, 2017 for and on behalf of, as applicable, BlackRock Capital Investment Corporation, BlackRock Capital Investment Advisors LLC, and Middle Market Senior Fund, L.P., that he holds the office with such entity as indicated below, and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. Each undersigned further says

that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

BlackRock Capital Investment Corporation

By: /s/ Michael J. Zugay
_____
Name: Michael J. Zugay
Title: Chief Executive Officer

BlackRock Capital Investment Advisors, LLC

By: /s/ Laurence D. Paredes
_____
Name: Laurence D. Paredes
Title: Managing Director

Middle Market Senior Fund, L.P.

By: Middle Market Senior Fund (GenPar), LLC

By: BlackRock Financial Management, Inc., its sole member

By: /s/ Aaron Kless
_____
Name: Aaron Kless
Title: Managing Director

Silver Point Capital Fund, L.P.

By: Silver Point Capital, L.P. as its investment
      adviser

By: /s/ Steven E. Weiser
_____
      Name: Steven E. Weiser
      Title: Authorized Signatory

19

Silver Point Capital Offshore Fund, Ltd.

By: Silver Point Capital, L.P. as its investment
      adviser

44

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Capital Offshore Master Fund, L.P.

By: Silver Point Capital, L.P. as its investment
     adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunities Fund, L.P.

By: Silver Point Distressed Opportunities
     Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore Fund, L.P.

By: Silver Point Distressed Opportunities
     Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore Master Fund, L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners, L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Director

Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

46

Silver Point Distressed Opportunities Management, LLC

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Capital, L.P.

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Select Opportunities Fund A, L.P.

By: Silver Point Capital, L.P., as its investment
      adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II, L.P.

By: Silver Point Specialty Credit Fund II
    Management, LLC, as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore), L.P.

By: Silver Point Specialty Credit Fund II
      Management, LLC, as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II Mini-Master
Fund, L.P.

By: Silver Point Specialty Credit Fund II
      Management, LLC, as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Specialty Credit Fund II Management, LLC

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Existing Affiliated Funds

The Existing Affiliated Funds are categorized into seven different asset classes, with multiple investment strategies within each asset class (although the strategies do not represent formal legal entities). Each Existing Affiliated Fund is a separate and distinct legal entity and each relies on the exclusion from status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). All Existing Affiliated Funds are currently advised by Advisers to Affiliated Funds.

Each of the "Capital Funds", "Distressed Funds" and "Distressed Institutional Funds" has a global opportunistic mandate, and will look to make investments in debt, equity or other securities, obligations or instruments, with a particular focus on misvalued, stressed or distressed credit investments. The "Specialty Credit II Funds" will look primarily to originate loans to small and middle market companies and invest in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets.

1.   Capital Funds: The Capital Domestic Fund was organized as a Delaware limited partnership on December 21, 2001. The Capital Offshore Fund was organized as a Cayman Islands exempted company on January 4, 2002. The Capital Master Fund was organized as a Cayman Islands exempted limited partnership on September 9, 2008. The Capital Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Capital Master Fund. Silver Point Capital General Partner, LLC serves as the general partner of the Capital Domestic Fund and Silver Point Capital Offshore General Partner, LLC serves as the general partner of the Capital Master Fund. The "Capital Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Capital Fund, L.P. (the "***Capital Domestic Fund***"), which is managed by SPC

(b)   Silver Point Capital Offshore Fund, Ltd. (the "***Capital Offshore Fund***"), which is managed by SPC

(c)   Silver Point Capital Offshore Master Fund, L.P. (the "***Capital Master Fund***"), which is managed by SPC

2.   Distressed Funds: The Distressed Domestic Fund was organized as a Delaware limited partnership on September 12, 2016. The Distressed Offshore Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Master Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Master Fund. The "Distressed Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Distressed Opportunities Fund, L.P. (the "***Distressed Domestic Fund***"), which is managed by Distressed Opportunities Management

(b)   Silver Point Distressed Opportunities Offshore Fund, L.P. (the "***Distressed Offshore Fund***"), which is managed by Distressed Opportunities Management

(c)   Silver Point Distressed Opportunities Offshore Master Fund, L.P. (the "***Distressed Master Fund***"), which is managed by Distressed Opportunities Management

3.   <u>Distressed Institutional Funds</u>: The Distressed Institutional Domestic Fund was organized as a Delaware limited partnership on July 14, 2017. The Distressed Institutional Offshore Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Master Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Institutional Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Institutional Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Institutional Master Fund. The "Distressed Institutional Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Distressed Opportunity Institutional Partners, L.P. (the "***Distressed Institutional Domestic Fund***"), which is managed by Distressed Opportunities Management

(a)   Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P. (the "***Distressed Institutional Offshore Fund***"), which is managed by Distressed Opportunities Management

(b)   Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (the "***Distressed Institutional Master Fund***"), which is managed by Distressed Opportunities Management

4.   <u>Select Opportunities Fund</u>: Silver Point Select Opportunities Fund A, L.P. (the "***Select Opportunities Fund***"), which is managed by SPC, was organized as a Delaware limited partnership on February 7, 2014. Silver Point Select General Partner, LLC serves as the general partner of the Select Opportunities Fund. The Select Opportunities Fund generally invests (1) on an "overflow basis" alongside other funds managed by Advisers, in each case, after such funds have received their entire desired share of each investment opportunity falling within their respective investment programs (including through co-investments alongside a particular fund or funds) and (2) in investment opportunities within or outside the strategies of such funds that are not pursued by such funds.

5.   <u>Specialty Credit II Funds</u>: The Specialty Credit II Domestic Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Silver Point Specialty Credit Fund II (Offshore) B, L.P. was organized as a Cayman Islands exempted limited partnership on November 20, 2020. The Silver Point Specialty Credit Fund II (Offshore) C, L.P. was organized as a Cayman Islands exempted limited partnership on May 28, 2021. The Specialty Credit II Domestic Mini-Master Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Mini-Master Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Specialty Credit II Offshore Fund and the Specialty Credit II Offshore Fund B intend to invest, indirectly through intermediate vehicles, substantially all of their respective assets in a "master-feeder" structure into the Specialty Credit II Domestic Mini-Master Fund and the Specialty Credit II Offshore Mini-Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of each of the Specialty Credit II Funds. The "Specialty Credit II Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Specialty Credit Fund II, L.P. (the "***Specialty Credit II Domestic Fund***"), which is managed by Specialty Credit II Management

(b) Silver Point Specialty Credit Fund II (Offshore), L.P. (the "***Specialty Credit II Offshore Fund***"), which is managed by Specialty Credit II Management

(c) Silver Point Specialty Credit Fund II (Offshore) B, L.P. (the "***Specialty Credit II Offshore Fund B***"), which is managed by Specialty Credit II Management

(d) Silver Point Specialty Credit Fund II (Offshore) C, L.P. (the "***Specialty Credit II Offshore Fund C***"), which is managed by Specialty Credit II Management

(e) Silver Point Specialty Credit Fund II Mini-Master Fund, L.P. (the "***Specialty Credit II Domestic Mini-Master Fund***"), which is managed by Specialty Credit II Management

(f) Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P. (the "***Specialty Credit II Offshore Mini-Master Fund***"), which is managed by Specialty Credit II Management

Resolutions of the General Partner of
Silver Point Specialty Credit Fund, L.P. (the "Fund")

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

~~Resolutions Adopted by the Board of Directors of~~
~~BlackRock Capital Investment Corporation~~

WHEREAS, ~~the Board believes it is in the best interests of BlackRock Capital Investment Corporation (the "Company") to file an application with the SEC for an order~~**RESOLVED**, that filing of an application (the "Application") with the U.S. Securities and Exchange Commission (the "Commission") pursuant to ~~Section~~Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act") ~~and Rule 17d–1 promulgated thereunder (the "Application"), to authorize the entering into~~ of, for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit the Fund to engage in certain joint transactions ~~and co-investments by the Company with certain entities which may be deemed to be "affiliates" of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would~~that otherwise may be prohibited by Section 57(a)(4) ~~of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and~~and Rule 17d-1, is hereby approved, authorized and directed; and be it further

~~**WHEREAS**, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.~~

~~**NOW, THEREFORE, BE IT**~~ **RESOLVED**, that ~~the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an "Authorized Officer" and, collectively, the "Authorized Officers")~~a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the appropriate officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the ~~Company, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application,~~Fund, to take such action as they ~~shall~~ deem necessary or desirable~~, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers~~ to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Fund, in such form as the officer or officers preparing the same shall approve, such approval to be conclusively evidenced by the ~~filing of the Application~~taking of any such action; and be it ~~is~~ further

RESOLVED, that the ~~Authorized Officers~~appropriate officers of the Fund, be, and each of them hereby is, authorized, empowered and directed~~, in the name and on behalf of the Company, to perform or cause to be performed all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be~~ to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, ~~advisable or~~appropriate ~~to effectuate or~~or convenient to carry out the ~~purposes and~~intent and purpose of the foregoing ~~resolutions, and the execution by the Authorized Officers~~

of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers' authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.resolution, including filing any further amendment to the Application for the order.

(Adopted on July 28, 2015)

20